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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030531

REGISTRANT'S NAME Friends Provident plc

*CURRENT ADDRESS Pixham End
Dorking, Surrey
England RH4 1QA

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
P THOMSON FINANCIAL

FILE NO. 82- 5254 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 2/14/02

2/1/02


12.08.00
FRIENDS PROVIDENT

FRIENDS PROVIDENT

Annual Report and Accounts 2000

Among the highlights of 2000 were:

- Announcement of the proposal to demutualise and seek a listing of Friends Provident on the Stock Exchange.
- Life and Pensions business reshaped to meet the demands of a changing market place.
- Market position strengthened as a leader in the 'stakeholder' pensions market.
- Friends Ivory & Sime continues to establish itself as a major force in the asset management sector – strengthened by the decision to transfer the Group's Unit Trust and Managed Fund businesses.
- reo™ established in the market and extended to the whole of the European and North American equity portfolios.

	2000 £m	1999 £m
Assets under management	**39,367**	38,442
Group capital reserve	**3,411**	5,513
Group new business		
Life and Pensions*	**410**	411
Asset management	**195**	225
Benefits paid to policyholders	**1,863**	1,729
Profits allocated to Office policyholders	**764**	613

*These figures are based on New Annualised Premium Income which is a conventional measure used by the insurance industry to aggregate new annual and single premium income. It simply adds together the first twelve months' premiums of regular premium business and 10% of single premium income.

Five year performance
New Annualised Premium Income £m*



£150m
£204m
£247m
£411m
£410m
2000

*Figures for 1999 include a full year for London & Manchester business

Five year performance
Assets under management £bn (year end)*



£17.9bn
£20.7bn
£31.8bn
£38.4bn
£39.4bn
2000

*Figures include Ivory & Sime and London & Manchester from 1998

On 4 May 2000 the Board announced that it intended to place before the members of Friends Provident at a general meeting specially convened for that purpose a proposal that Friends Provident should demutualise and seek a listing on the London Stock Exchange.



DAVID NEWBIGGING, CHAIRMAN AND (LEFT) KEITH SATCHELL, GROUP CHIEF EXECUTIVE

This was an historically significant decision for the Board but a decision that it believed then, as it does now, to be essential for Friends Provident to continue to operate successfully in an increasingly competitive market place, and to preserve and develop the reputation and values it has built up over the last 169 years.

As I mentioned in my Statement last year this decision was not reached lightly and followed a comprehensive review of all the factors likely to affect Friends Provident's future strategic direction.

The Board considered carefully the implications for Friends Provident of the significant changes taking place in the financial services market place: the increase in competition in the retail life insurance and pension sector, the thinner profit margins as charges fall and the consolidation of the industry into a smaller number of powerful companies. In this climate, only the big and financially strong can thrive. Moreover, there were signs that many mutuals were beginning to suffer because of their limited financial flexibility and because their financial ratings compare unfavourably against their competitors in the quoted sector.

Conversely, a listed company generally gains from increased financial flexibility through access to the stock-market. This leads to more freedom to invest in equities and higher returns for policyholders as equities have historically outperformed fixed-interest securities over the longer term.

This was reflected in the announcement made by Standard & Poor's, the credit rating agency, in December 2000 that it had improved the credit watch implications of its "long term counterparty credit" and "insurer financial strength" ratings for Friends Provident from "developing" to "positive". The revised rating reflects Standard & Poor's expectation that the proposed demutualisation and public listing would improve our capital position and financial flexibility; factors that have previously constrained our ratings. A strong and positive rating is important to Friends Provident, particularly as our business depends significantly on recommendations by independent financial advisers (IFAs), who place great importance on this measure.

If our demutualisation proposals are approved, our members will have the opportunity to become shareholders in the new quoted company, through an allocation of shares and by acquiring additional shares on preferential terms, while continuing to enjoy the benefits they have as a policyholder. We believe that this structure is more relevant to the modern market place where the attendant risks are shared between shareholders and policyholders rather than being borne by the policyholders alone.

The Board also considered whether the distinct values and reputation which Friends Provident has built up over 169 years could be maintained as a listed company. We believe they can be since, throughout our history, we have adapted our values to changes in our market place. For example, some seventeen years ago we took the initiative to launch Stewardship, the UK's first ethical investment fund. Stemming from this, ethical investment today is a large and accepted feature of the investment community and, while Stewardship has many imitators, it still remains the largest retail ethical fund in the United Kingdom.

"Responsible Engagement Overlay", or reo™, the latest Friends Provident innovation in this field, seeks to bring an ethical dimension to the entire investment community. This initiative, which was extended in May 2000 to our main equity investment portfolios totalling some £15 billion, does not exclude companies from investment portfolios but seeks to engage with them in order to improve their environmental and socially responsible activities. So, we continue to develop ethical investment in a number of forms, believing that it satisfies a real need in society and that it also makes sound business sense. This will not change if we become a listed company. Indeed, we believe the listing will allow us to grow stronger and thus have a greater influence on the market place than in the past.

On 29 June 2000 I wrote to customers outlining the reasons behind our proposal to demutualise. This was followed by a further letter on 31 January 2001 in which I asked those members, who we expect to qualify for demutualisation benefits, to verify their personal and policy details. In this way we can ensure that, if our proposals are approved, qualifying members will receive the demutualisation benefits to which they are entitled without delay. In my letter I also reassured our members that their interests as policyholders will be fully protected. We will send a Circular to our members shortly which will include full details of the proposed demutualisation on which they will be able to vote, either in person or by proxy, at an Extraordinary General Meeting, which will be held on 6 June 2001. Your Board unanimously recommends the proposed demutualisation and listing and each director, in his or her capacity as a member of Friends Provident, intends to vote for it.

Group performance in 2000

Our new retail and managed fund business maintained the record level of business achieved last year with total new annualised premium income for 2000 of £410 million, compared with £411 million in 1999. As a result we maintained our position as a 'top 10' player in the United Kingdom although our overall market share of the retail sector in which we operate reduced marginally to 3.0%. Importantly, our five year performance in terms of new retail business and market share growth, as you will see from the graphs on page 11, has been very positive and it provides a solid platform for the future.

Our quoted asset management subsidiary, Friends Ivory & Sime plc, maintained funds under management at £37 billion despite a difficult year in investment markets. Net revenues increased by 19.8% to £71.3 million and their operating profit before goodwill rose to £26.4 million, an increase of 20.3%. These are very positive results for Friends Ivory & Sime, which has established itself as a real force in the asset management sector. This position will be further strengthened by the decision to move our retail investment operations to Friends Ivory & Sime from 2 March 2001, a development which is covered more fully by the Group Chief Executive in his review.

Financial performance

The Financial Review on pages 22 and 23 sets out the financial performance of Friends Provident for 2000. Operating expenses reduced by 11% and the Group's acquisition and maintenance ratios are now significantly lower than four years ago. Further savings from the integration of London & Manchester were achieved and we remain on target for total savings of some £20 million per annum by the end of 2001. In August 2000, the Personal Financial Services operation was sold to Royal Liver Assurance and as a result Industrial Branch business is no longer written. This sale will result in some £25 million per annum in expense savings, in addition to the integration savings referred to above.

Despite significant falls in the world's investment markets, our fund manager, Friends Ivory & Sime, achieved a positive overall return of approximately 3% for the main fund and we allocated some £764 million in bonuses to our with profits policyholders.

Endowment review

During the year the Financial Services Authority requested all life offices to write to their endowment mortgage policyholders to make them aware of the possible impact that changing economic conditions could have on the value of their policies at maturity.

This process was carried out over a period of ten months. In total we wrote to some 713,000 policyholders. We recognised the concern that a potential shortfall in their maturity proceeds could have on our customers and a dedicated help line was set up to deal with enquiries, including the investments which could be used to reduce the risk of any shortfall at maturity.

We are committed to keeping our customers informed on how their policies are progressing and this summer we will start a process of communicating with our customers on each policy anniversary.

The Eureko Alliance

In November, it was announced that two of our Eureko partners – Achmea of the Netherlands and Banco Comercial Português of Portugal (BCP) – had completed the merger of their insurance businesses into Eureko with the intention that the enlarged business would seek a public listing on European stock exchanges within two years.

This merger was a natural step for Achmea and BCP in view of the dominant positions they both have in their respective home markets. While Friends Provident will continue to participate in a range of activities with the Eureko partners, our prime focus at present is on continuing to build our presence in the UK market and the proposed demutualisation. As a result of this merger, our shareholding in the newly constituted Eureko Holdings B.V. has been reduced to 3.5% which was valued at £224 million at the end of 2000.

Industry standards

I reported last year on the leading role that Friends Provident had played in the development and launch of 'Raising Standards', the name given to the major industry-wide initiative developed under the auspices of the Association of British Insurers. This initiative aims to raise standards in the industry with special emphasis on improving customer information, education and understanding. In October the new Raising Standards Quality Mark Scheme was announced by the Pensions, Protection and Investments Accreditation Board (PPIAB), the independent body which will be responsible for accrediting organisations and awarding the new Quality Mark. The standards are based on three consumer-led principles: clarity and comparability of information, appropriateness of the product purchased, and quality of service. In order to receive accreditation, organisations must achieve a number of specific standards based on these principles.

Friends Provident is fully committed to supporting the Raising Standards Quality Mark Scheme and intends to seek accreditation by the end of 2001.

Social responsibility

Our business was established as a result of the social responsibility felt by our founders in 1832. Today, Friends Provident as a modern and leading financial services group continues to find new and relevant ways to express our responsibility to society. To ensure that the Group's policies in the areas of environmental management and social responsibility are well directed we embarked on a major review during the year, with the support of a leading consultant in this field.

Directors

During the year Howard Carter and Ben Gunn were appointed to the Board as executive directors. They are Chief Executive of Friends Ivory & Sime plc and Managing Director of our Life and Pensions Business respectively.

Howard succeeded Peter Jones who retired from the Board at the end of September. Peter was responsible for overseeing the transition of Friends Provident's investment operations from a division of the Office to a listed company with a clear business and investment strategy. This was essential in establishing Friends Ivory & Sime plc as a credible force in the asset management sector. On behalf of the Board I would like to thank Peter for his contribution to the establishment and success of Friends Ivory & Sime. His successor, Howard Carter, brings with him considerable experience of the fund management sector and of Friends Provident's own investment operation. This includes his role as Chief Investment Officer which he held immediately prior to his current appointment.

Ben Gunn succeeded Tony Barnes who retired at the end of November due to ill-health. Tony was responsible for the successful development of our Life and Pensions Business and, in particular, for establishing one of the most efficient multi channel distribution strategies in the industry. On behalf of the Board I would also like to thank Tony for his contribution towards establishing our Life and Pensions Business as one of the most progressive in the industry. His successor, Ben Gunn, brings with him considerable experience of the life and pensions sector. Ben joined Friends Provident in 1998 following our acquisition of London & Manchester where he was Managing Director of their life assurance business.

Subject to approval at this year's AGM, John Whitney has agreed to stay on the Board as a non-executive director for a further year until the Annual General Meeting in 2002. John's experience will be invaluable as we make the transition to a listed company subject, of course, to the approval of our members to demutualise in June.

If our proposals to demutualise are approved by members in June, this will be the last occasion on which we report to you as members of a mutual life company. Friends Provident has survived many challenges since it was founded in 1832 and, subject to your approval, we see a promising future as a publicly listed company. Our Board, Management and Staff have worked particularly hard over the past year in a highly competitive environment. To this has been added the complicated and time consuming task of preparing the demutualisation proposals for your consideration. On your behalf, I would like to thank them all for their enthusiasm and commitment.

David Newbigging
Chairman

AFTER THREE CURTAIN CALLS, EVERYONE KNEW THAT ALL THOSE WEEKS OF HARD WORK HAD BEEN WORTH IT. SUCCESS IN ANY ENDEAVOUR IS RARELY A SOLO AFFAIR. IT TAKES TEAMWORK UP FRONT AND BEHIND THE SCENES......

Every member of the Friends Provident team knows that first hand – they live up to our values and put them into practice with every customer, every day. Respected and treated as trusted friends, perhaps that's why our latest survey of customers registered a high level of satisfaction with us.



In 2000 Friends Provident strengthened further its position as one of the UK's leading life and pensions and asset management groups. The Group has risen to the major challenge of managing the complex but essential process of demutualisation. At the same time we have ensured that our two core businesses have been able to focus on building a greater presence in their respective markets and, importantly, developing their competitive strategies for the future. Later in this Business Review I report in detail on the performance of both our Life and Pensions Business and our asset management business – Friends Ivory & Sime (FIS).



KEITH SATCHELL, GROUP CHIEF EXECUTIVE

Strengthening our core business

During 2000 we continued the process of strengthening our two core businesses to ensure that they are equipped to compete effectively in the two sectors, life and pensions and asset management, in which the Group operates. We have done so from a position of strength and in response to increasing consolidation in both market places and lower charges resulting from a combination of greater competition and Government policy.

Life and Pensions

There has been much discussion about the challenge facing the life and pensions industry if it is to operate effectively and profitably in what is often called a '1%' or 'stakeholder' environment. The limit of a 1% charge on 'stakeholder' pensions and the resultant reduction in charges on other product lines, brought about by increased competition and greater transparency, does represent a real challenge to the industry's traditional methods and processes.

In response to these changes Friends Provident began some three years ago to focus on the pensions sector which is reflected in our new business progress.

In the pensions arena Friends Provident restructured its operations and has already established itself as one of the major forces in this fast growing sector. While stakeholder pensions were officially launched in April 2001, Friends Provident is already acknowledged as one of the market leaders in the pre-stakeholder pensions market. Our strong market position is based upon a simple and competitive product supported by innovative and award winning back office systems. These can be accessed by employers, IFAs and customers using the internet to connect directly with our mainframe computer systems.

Our investment in the new pensions market was reflected in an increase of 26% in new annualised premium pensions business to £221 million and around 1,000 pre-stakeholder plan schemes for employers and affinity groups. Importantly, the investment we have made in new technology will also be deployed in supporting our savings and protection products.



The action we have taken during the year amounts to nothing less than a major reshaping of our life and pensions business in which IFAs have assumed even greater importance than ever before in supporting the development of our business. I would like to thank those IFAs who have supported us so well during the year and can reassure them that we will continue to develop and improve our service in the years ahead.

Overall, the impact of the changes we have made to our life and pensions business will be to transform Friends Provident into one of the most progressive businesses capable of competing effectively and profitably in the lower charge environment of the new market place.

Asset management

A key strategic objective for the Group is to establish and develop a major asset management business through FIS which will complement our other core business in the life and pensions sector. Since its establishment in 1998 FIS has developed a broad business base, a distinct investment style and the organisational capabilities which has seen it become a real force in the asset management sector. In particular the company is a market leader in ethical and socially responsible investment, a sector which the Group has dominated since the launch of the Stewardship Fund in 1984. More recently FIS pioneered the development of Responsible Engagement Overlay or reo™ which has served to strengthen even further its influence and dominance in this sector. During 2000 the Group decided that its objective of building a greater presence in the unit trust and retail investment sector would be best served if these operations were moved from our life and pensions business to FIS. The announcement that the Friends Provident's Group's unit trust, managed pension fund and investment trust linked operations would transfer to FIS was made effective on 2 March 2001. This is a significant move which will increase substantially the Group's ability to build its share of the retail investment sector and will strengthen even further Friends Ivory & Sime's market position as a truly integrated asset management business.

Although stock market conditions in 2000 were especially difficult for our 'growth style' investment philosophy, FIS made considerable progress across its operations. New mandates included those key organisations such as the Environment Agency, the Lothian Pension Fund administered by the City of Edinburgh Council and PGGM, the Dutch Health Workers pension fund. FIS also became a leading player in the fast developing venture capital trust area, through both its private equity and AIM teams. A near doubling of its share price over the year, which valued the business at some £527 million at the end of 2000, and the move to their new award-winning modern premises in Wood Street both serve to illustrate the substantial progress that Friends Ivory & Sime has made in the world of asset management.

Our values

Throughout the year we have continued to focus on those initiatives which help create an environment in which everyone at Friends Provident can perform in an atmosphere of trust and co-operation.



INVESTOR IN PEOPLE

In particular, we have always placed great importance on open communications throughout the business. A major initiative during the year was the development of a comprehensive intranet which will revolutionise our internal communications by sharing much more information than ever before with all our staff. Significant cost savings have already resulted and more will follow as we develop the intranet into the prime means of internal communication for the Group during 2001.

In early 2001 we were delighted to be included in The Sunday Times 50 Best Companies to Work For – an independent assessment organised by Great Place To Work UK Limited in conjunction with the Sunday Times. This award is especially significant because it is based principally on the views of our staff.

Extensive staff consultations throughout the year formed an important and integral part of a review of all our employment terms and conditions, in order to help ensure that Friends Provident remains an attractive and rewarding place to work. More flexible work patterns have been well received and will help us meet the evolving needs and expectations of our customers.

Since 1999, Friends Provident has been formally recognised as an Investor in People which is further external recognition of the effectiveness of our staff development policies. In April 2000 the Investor in People governing body introduced a more stretching standard and we are delighted that an external assessment undertaken in 2000 has reaffirmed our Investor in People status against this new and more demanding benchmark.

Last year we reported our commitment to extend the use of the British Quality Foundation's 'Excellence Model' across our business, culminating in our participation in the 2000 UK Quality Awards for Business Excellence. Winning through to the on-site assessment stage, our independent assessment confirmed tangible improvements were evident throughout the business. This reinforces our belief in continuously finding ways to improve all aspects of our daily operations both for our customers and our staff.

THE SUNDAY TIMES 50 BEST COMPANIES TO WORK FOR 2001

British Quality FOUNDATION Founder Member

The community

For many years Friends Provident and its staff have supported a wide range of initiatives both locally and nationally. Our policy in recent years has been to focus on community projects which create the opportunity for our staff to participate. For example, we have around 150 staff throughout the country who, through the Volunteer Reading Scheme, spend time each week helping children develop their reading skills. The Volunteer Reading Scheme is an initiative developed by Business in the Community of which Friends Provident is a member.

The Barnardo's Business Incentive Scheme (BIS) was designed by Friends Provident to raise funds for Barnardo's childcare work whilst giving young people a practical insight into running their own businesses. The BIS now has over 200 secondary schools and colleges taking part throughout the UK. In 2000, it raised over £75,000 for Barnardo's and a further £15,000 for participating schools.

In 1997, we introduced a Give As You Earn (GAYE) scheme for staff who want to donate regularly to their favourite charities in the most cost-effective way. Last year, the scheme raised around £80,000 to benefit a wide range of charities, both through staff payroll donations and company matching of staff contributions. Again in 1997, we covenanted an endowment over 4 years worth £20,000 to the Wiltshire Community Foundation – a grant making trust which works with local companies to direct charitable funds to tackle local social and community issues.

These are just some of the national and local community initiatives which Friends Provident and its staff are glad to support. We all recognise the value and rewards of playing a full part in community life.

Summary

The Group has emerged stronger as a result of the initiatives we have taken during the year. Group strategy is clear and focused on the major markets of the future. Our two core businesses have the plans which will deliver the products our customers want. We have invested substantially in new technology which will pay dividends in terms of improved service and lower costs. Our proposed demutualisation and listing will provide the capital to deliver our objectives.

Above all else our staff are motivated and focused on taking Friends Provident forward. For their outstanding support last year and their commitment to Friends Provident's future growth they have my sincere thanks.



TODAY, MAISEY LEARNED THAT THE FLOOR IS HARD, THE HALL IS INCREDIBLY LONG, AND THAT WHEN TAKING YOUR FIRST STEPS YOU REALLY NEED A HELPING HAND.......

Last year we met the Government's challenge to the industry to create a low cost, easy to understand pension for the future. Our leading market position now is due to the success of a simple and competitive product, supported by award-winning back office systems, which can be easily accessed by customers, employees and IFAs alike.

2000 performance

New business

Our Life and Pensions, Managed Funds and Unit Trust business maintained the record level of new business achieved in 1999 despite sales in that year having benefited particularly from demutualisation speculation.

- Total new retail annual premiums increased by 7% to £192.3 million.
- Total new retail single premiums decreased by 6% to £2,178 million
- Total Annualised Premium Income remained virtually unchanged at £410 million (£411 million in 1999)

The chart below shows the growth in New Annualised Premium Income* over the last five years. Over this period we have increased our new business by 173%. After allowing for the London & Manchester acquisition in 1998, our new business base increased by some 20% per annum over the last two years.

Five year performance
New Annualised Premium Income £m*


£150m
£204m
£247m
£411m
£410m
2000

*The chart is based on New Annualised Premium Income which is a conventional measure used by the insurance industry to aggregate new annual and single premium income. It simply adds together the first twelve months' premiums of regular premium business and 10% of single premium income.



Five year performance
Life and Pensions and Unit Trusts*
Market share %


1.7%
2.2%
2.7%
3.3%
3%
2000

*Excludes Managed Funds business

While our market share fell back somewhat in a year of highly competitive trading conditions our medium term performance is very encouraging and provides a solid platform for future growth.

Benefits to policyholders

In 2000 we paid out a total of £1.9 billion to our customers, for example, through maturity proceeds and pensions.

2000 Bonus Declaration

The Office has approximately 1.1 million with profits policyholders and our 2000 Bonus Declaration allocated £764 million to their policies.

Despite falling stock markets in 2000 real returns to policyholders remain very competitive compared with other savings vehicles, as the table below illustrates:

Friends Provident Maturity Payouts
From 1 February 2001 (male aged 30 next birthday paying £50 p.m.)

	Term 10 Years at outset	Term 25 Years at outset
Maturity Value	£9,420	£93,144
'Net of tax' return p.a.	8.7%	12.6%
Average rate of inflation p.a.	2.6%	4.6%

While there has been much criticism levelled at with profits products in general during 2000 we continue to believe that for those investors who are seeking a managed exposure to investing in a broad spread of investments, with valuable guarantees in the policy, they represent an attractive opportunity. However, we will work within the industry and with the regulator on any initiative which will contribute to a better understanding by the consumer of the with profits product.

Streamlining our business

In 2000 the Life and Pensions business continued the process of streamlining its business operations.

During the year we implemented a number of essential reorganisations in order to improve efficiency and the service we offer to our intermediaries, advisers and customers.

In the summer we announced the sale of the ex London & Manchester 'home service' operation called Personal Financial Services operation (PFS) to Royal Liver Assurance. This transaction followed a comprehensive review of PFS which we had committed to undertake within two years of our acquisition of London & Manchester in 1998. We believe that the agreement reached with Royal Liver was satisfactory for all concerned including the 850 Friends Provident staff and the 250,000 customers who were transferred to Royal Liver. In strategic terms the disposal of PFS has enabled us to focus on more profitable channels of distribution and markets while streamlining even further the management and organisation of our distribution channels. A single integrated organisation structure – Direct Business Operations – was established to support and develop the First Call Sales Force and both our Appointed Representative and Pension Solutions Direct operations. In bringing these functions together we will be able to reduce costs, improve efficiency and provide a sharper focus on delivering total quality to our customers.

In addition we integrated the components of our Corporate Pensions business into the mainstream organisation of our Life and Pensions business. In doing so we eliminated a number of unnecessary organisational overlaps and provided a sharper focus on delivering a quality service to both IFAs and customers alike.






THE FAMILY SEES MORE OF GRAN NOW THAN WHEN SHE LIVED 15 MINUTES AWAY. (EVERYONE IS WORKING ON GRANDAD TO GET E-WISE TOO!).......
Being e-faster and e-smarter helps Friends Provident to deliver the ultimate in customer accessibility and new product innovation.


EVERYONE LOVES A WINNER, EVEN IF IT TAKES A MONTH OF SUNDAYS ON THE TOUCHLINE HELPING TO MAKE IT HAPPEN. SCORING THE GOAL THAT CLINCHES THE MATCH IS AN UNFORGETTABLE EVENT......
Friends Provident helps to create countless such moments through their support of many national charities, and locally through the initiatives of Friends Provident staff actively supporting community projects of all kinds. We take a real pride in the contributions we make.

Distribution

Our multi-channel distribution strategy continues to be a core strength of the Life and Pensions business and key to providing customers with the choice as to how they wish to access the extensive product range offered by Friends Provident.

The chart below shows the percentage of our New Annualised Premium Income generated by each main distribution channel:

2000 New Annualised Premium Income by distribution channel %

Independent financial advisers 72%

Direct Business Operations 20%

International 8%


8%
20%
72%

IFA Operations

Sales through our IFA Operations amounted to £296 million and represented some 72% of our total new business.

Direct Business Operations

Sales through the new integrated Direct Business Operations channel amounted to £81 million and represented 20% of our total new business.

International Operations

Sales through our International Operations channel, which operates mainly via IFAs, amounted to £33 million and represented 8% of our total new business.

Strategy for the future

During the year we continued to develop the business and marketing strategies which will ensure that we are well placed to compete in the key growth markets of the future. We are an acknowledged leader in the pre-stakeholder pensions market and enjoy a significant competitive advantage with our systems and internet capabilities which enable us to manage high volumes at low unit cost and to deliver our pre-stakeholder pension products seamlessly to both IFAs and our end customers.

Based on our competitive New Generation Pension Plan we established around 1,000 'stakeholder' pension plan schemes for employers and affinity groups in 2000. New pensions business, which accounted for some 54% of total new business, increased by 26% to £221million.

Independent recognition of our leadership in the pre-stakeholder pensions market was reflected in our success in being awarded the British Computer Society's 'Award for Information Systems Management.' Against competition from major companies across all industries Friends Provident won the award for the innovative use of systems. These systems enable pension scheme information to be transmitted direct from the employer to Friends Provident computer systems. Employers and members can access this system in their office or via the Friends Provident website to obtain real time scheme details.

Friends Provident Fairplay Awards



British National Computers Society Award

Another innovative development was the launch of the UK's first Ethical 'Stakeholder' pension plan in conjunction with independent financial adviser Holden Meehan. This product – which brings together Friends Provident's pioneering development in both the 'stakeholder' and 'ethical' investment sectors – will have great appeal to those customers looking for a low cost flexible pension plan which can be invested in a choice of two ethical funds.

Products and performance

Our comprehensive product range continued to be acknowledged for its quality and design. In the Planned Savings Product and Service Excellence Awards 2000 Friends Provident was the winner in three important categories:

- Income Protection – the seventh successive year that Friends Provident has won this award
- Stakeholder Pensions
- Ethical Investment

In addition Friends Provident's Income Protection Plan was voted 'Best Income Protection Product' for the third year in a row in the Annual Health Insurance Magazine. This award was voted on by the magazine's readership of some 7,000 IFAs.



Three of our unit trusts were awarded an 'A' category rating by Standard & Poors. This rating means that such funds demonstrate the ability to provide above average returns over a long-term period, relative to funds in the same sector, along with a strong ability to adhere to a consistent investment process.

Friends

During the year we completed a major review of our brand for the Life and Pensions business launched in late 2000. You can see how the new image is reflected in our brochures and advertising. The objective of the brand, which is built around a key part of our name, 'Friends', is to ensure that in our dealings with each other, our customers and advisers we always aim to 'go the extra mile', just as one would do with a good friend. We are proud and excited about 'Friends' and you will be seeing much more of 'Friends' in the years ahead.

Service excellence

A key objective for the Life and Pensions Business is to continuously improve the service it offers to both IFAs and customers. To do this effectively it is vital that we assess whether our customers are satisfied with all aspects of our service.

In the autumn we carried out research among our customers to identify their views on various aspects of our service: e.g. whether the processes we use are simple enough, whether our communications are clear and whether our turnaround times are acceptable. In excess of 90% of customers, both customers who have recently purchased products from us and our longer-established customers, expressed satisfaction with our service. However, we will continue to identify areas for improvement and to ensure that we are delivering the service our customers require.



Annual Health Insurance Magazine's 2000 Award


2000
Award for Product Excellence

Planned Savings 2000 Award for Product Excellence


2000
Award for Service Excellence

Planned Savings 2000 Award for Service Excellence

2000 performance
Business performance

Friends Ivory & Sime plc made positive progress in 2000:

- Total profit before tax rose by 19.3% to £24.7m in 2000 from £20.7m in 1999.
- Revenue, after selling expenses, rose by 19.8% to £71.3m in 2000 from £59.5m in 1999.
- Earnings per share (before goodwill amortisation) rose by 14.5% and total dividends for the year increased by 15.8%.
- Administrative expenses rose by 19.7% to £44.9m in 2000 from £37.5m in 1999. This increase includes expenditure critical to the achievement of Friends Ivory & Sime's strategic objectives i.e. an increase in headcount, costs associated with the move to our new premises in Wood Street and preparation for entry into the retail investment market.

Investment performance

- A number of the specialist investment teams recorded excellent performance. This is reflected in eight out of eleven investment trusts outperforming their benchmark for the twelve months to 31 December 2000. A number of our trusts were nominated in their sector for Trust of the Year in the Investment Week 2000 Awards, including Friends Ivory & Sime as a whole for Trust Group of the Year. The AIM team won first prize in the UK Smaller Companies grouping. Overall, Friends Ivory & Sime's longer term track record remains good despite the set-back in stock-markets during 2000, which did not favour Friends Ivory & Sime's distinctive growth style investment philosophy.

Strategy

Friends Ivory & Sime plc is a core business of the Friends Provident Group and has a strategy to be a multi-specialist, multi-distribution asset manager. The platform was created for this in 1998 by integrating the investment teams and distribution capabilities of Friends Provident with those of Ivory & Sime. In 1999 the acquisition of the London and Manchester asset management businesses and key investment personnel provided further scale.

FRIENDS IVORY & SIME

r(e)o™

winner investment awards

Investment Week
UK Small Cap and
Venture Capital Winner

Moneywise awards 2000

Moneywise
Investment Trust Awards Winner
AIM Trust (Smaller Companies)

Now Friends Ivory & Sime has a wide range of complementary investment skills covering all major asset class areas. In addition it has a number of focused teams who operate in high fee generating areas, for example those covering the AIM Market and private equity. Moreover, Friends Ivory & Sime has one of the largest teams of investment professionals devoted to socially responsible investment – another high growth area.

Since its formation Friends Ivory & Sime has developed a presence in the UK institutional market through the investment consultants and the rewards in terms of new business are beginning to emerge. In the UK retail market our high profile in venture capital trusts and our innovative product development for investment trusts, such as ZeroCharge™, has led to greater penetration through Independent Financial Advisers and through the Friends Provident network.

The retail market

In 2000 the Friends Provident Group decided to move its retail investment business to Friends Ivory & Sime in order to accelerate its objective of building a much greater share of this substantial market. This transaction, for a total consideration of £128.9 million, was announced earlier in 2001. The transaction includes the purchase of Friends' Provident Unit Trust Managers Limited (FPUTM). Friends Provident received shares as consideration for the acquisition and as a result now holds over 67% of Friends Ivory & Sime's ordinary shares. The shareholder base of Friends Ivory & Sime was widened by the placing of some 5,600,000 shares in the company with a number of institutional investors.

The transaction will provide both the Friends Provident Group and Friends Ivory & Sime with a solid platform from which to develop and achieve their strategic goals. The fund range of FPUTM includes 27 unit trusts, representing funds under management of £1.1 billion managed on behalf of some 120,000 retail clients in the UK at 31 December 2000.

From the base provided by the transaction, Friends Ivory & Sime will, over the course of 2001, develop its retail sales, marketing and servicing infrastructure and introduce new retail investment products. The Friends Provident Group's longer term strategy is to build Friends Ivory & Sime into a major player in the UK retail investment market.


THE DAY 12.08.00


THE START OF AN AWFULLY BIG ADVENTURE. ENTERING INTO ANY SERIOUS RELATIONSHIP TEACHES US A LOT ABOUT OURSELVES, AND THE IMPORTANCE OF BUILDING A PARTNERSHIP ON THE BASIS OF SOUND PRINCIPLES.......
At Friends Provident, we work in partnership with the companies we invest in. We are the leaders in socially responsible investment and help to action positive change; and our Stewardship Fund is the largest retail ethical fund by far.

Managed pension funds

As part of the above mentioned transaction Friends Ivory & Sime also acquired Friends Ivory & Sime Managed Pension Funds Limited (FISMPF), a managed fund company which offers pooled funds to the UK institutional pensions market. With assets of some £1.8 billion (as at 31 December 2000) and over 350 institutional pooled clients, FISMPF already bears the Friends Ivory & Sime brand and is operationally managed by Friends Ivory & Sime.

For the Friends Provident Group, the benefit of the acquisition of FISMPF is that accountability and the management responsibility for the managed fund business now rests with Friends Ivory & Sime, enabling it to develop in the pooled pensions market more effectively.

New business progress

2000 has been a positive year for new business generation. As well as a continuing positive flow of new assets from the retail distribution network of Friends Provident, Friends Ivory & Sime has, in line with overall Group strategy, been successful in developing business from external sources. Indeed over 50% of total revenue is expected to be sourced from outside the Friends Provident Group in 2001 which will provide a broader and more stable base for revenue and earnings growth.

Institutional

In particular, activities in the UK institutional market, which began in earnest only from 1999 have borne fruit with new business wins during the year of £394 million. Major mandates have been secured from prestigious clients such as the Environment Agency and the Lothian Pension Fund.

During 2000 Friends Ivory & Sime has been invited to present for business by almost all the major investment consultant firms. Throughout 2000 the momentum for UK institutional business was steadily building. The full financial benefit of the wins achieved in the latter part of 2000 will flow into this year's accounting period.

Investment trusts

Significant activity and considerable progress have been achieved for the investment trust business.

During 2000 we created over £100 million of secondary market demand for our investment trust clients, establishing Friends Ivory & Sime as one of the biggest generators of secondary demand both in total and in the IFA sector.

Retail

Until the recently announced movement of Friends Provident's retail investment businesses to Friends Ivory & Sime marketing had been focused only on the top niche of the retail market in the UK. Again, in this area too, considerable success has been achieved. In 2000 some £80 million of new assets were attracted into venture capital trusts, making Friends Ivory & Sime the second largest player in this high margin sector. Our plan is to become the largest operator during 2001.

Socially Responsible Investment

An area of Friends Ivory & Sime's business which has made particular progress is the specialist sector of Socially Responsible Investment (SRI). We believe Friends Ivory & Sime is now the largest SRI manager in Europe. The successful introduction of reo™, our responsible engagement overlay product, has had a major impact on the market for SRI products. With reo™ we seek to encourage companies in which our clients invest to move to better practice on the management of a range of environmental and social issues.

Friends Ivory & Sime now manages approximately £18 billion of equity assets with reo™ and significant additional interest is being generated in this area – for example, at the end of 2000 we completed final discussions with Europe's second largest pension fund, PGGM the Dutch health workers pension fund – that led to the announcement that Friends Ivory & Sime has been awarded the contract to apply reo™ over an additional £3.5 billion of funds.



Keith Satchell
Group Chief Executive

The role of the Committee of Reference has continued to develop. Its historic role has been to advise on the ethical policies to be applied to Friends Provident's range of Stewardship Unit Trusts and Funds (i.e. those managed according to socially responsible investment selection criteria) and on their application to individual companies.

Now the Committee also acts as scrutineer of the processes for investing the growing range of other funds managed within the Friends Provident Group according to ethical, social and environmental criteria. Here the role is most simply described as quality control, taking an overview of the processes by which the investment managers respond to the criteria of what in an increasing number of cases is a single external client, such as a pension fund.

We have spent much time this year on refining our process for doing this. In addition, we are developing fuller policy statements for the Stewardship Funds which will be published in the Stewardship Newsletter and on the Stewardship website.

The "Stewardship" philosophy has always focused on trying to support companies in doing what they do better at the same time as giving investors an opportunity to avoid profiting from those whose business they regard as being on balance harmful to society. Over the years, contact with companies ("engagement") on behalf of the Committee has sought to make their management aware of concerns of some investors and to try to persuade them to improve their practices.

The resources available to do this within what is now the eleven-strong Socially Responsible Investment team of Friends Ivory & Sime have risen dramatically over the past two years. The team is regularly acting as a catalyst for change, for example in undertaking an influential review of how clothing retailers supervise conditions in the factories overseas from which they buy the goods they sell. This is leading to an improvement in the quality of companies already in Stewardship Funds and to an increase in the number which we can consider acceptable.

The Committee is also supporting the development of more comprehensive social and environmental reporting by Friends Provident. Although the financial services industry is not thought of as having major problems in these areas, expectations of companies within society generally are rising. As another company has put it, they are having to move from saying to those to whom they report "Trust us" to "Let us show you".

Our founder chairman, John Whitney, retired during the year after 16 years at the helm. He brought a wealth of experience, judgement and good humour to our proceedings. Julia Unwin and Janet, Baroness Whitaker have joined the Committee, the latter taking the place of Andrea Cook who resigned in the autumn. They bring a wide range of relevant experience to our work.

Roger Morton

Roger Morton
Chairman of the Committee of Reference

Capital Reserve

While the performance of fixed interest investments was strong, most of the world's major equity markets declined during 2000 with the FTSE All Share index down 8%, Standard & Poors down 10%, NASDAQ down 39% and the Nikkei down 27%. It is pleasing to record the investment performance nevertheless achieved by Friends Ivory & Sime plc (FIS) with an overall return of approximately 3% for the main fund of Friends' Provident Life Office (FPLO). The Group Capital Reserve at 31 December amounted to £3.4 billion. This included £252 million relating to the unamortised goodwill arising on the acquisition of London & Manchester in 1998.

Transfers

Several significant transfers have taken place. As previously reported in last year's accounts, on 4 January 2000 some £3 billion policyholders' funds of Friends Provident (London & Manchester) Assurance Limited (FPLMA) were transferred to the Office under a Schedule 2C transfer. Whilst not conferring membership rights on transferring policyholders, these policyholders now form part of the FPLO main fund, the latter being a significantly larger overall fund that continues to write new business and operates in a more cost effective environment.

On 18 August 2000 the Personal Financial Services (PFS) operation was sold to Royal Liver Assurance (RLA) and FPLO ceased to write Industrial Branch business from that date. The branch support network of 16 business centres and 850 staff transferred to RLA. This will realise some £25 million per annum in expense savings. On 15 March 2001, the High Court approved a Schedule 2C transfer of the Industrial Branch business to RLA to take effect from 31 March 2001, whereby some £479 million of assets have been transferred to RLA, as a provisional estimate of the total transfer to be made.

On 2 March 2001, Friends' Provident Unit Trust Managers Limited (FPUTM), Friends Ivory & Sime Managed Pension Funds Limited (FISMPF) and Ivory & Sime Trustlink Limited were sold to FIS for £129 million to enhance the development of FIS as a major asset management business. The consideration represented new ordinary shares issued by FIS and, after placing 5.6 million shares in the market, Friends Provident's investment in FIS increased from 63% to 67%.

Bonus declaration

The Office distributed £764 million to with profits policyholders, in the form of reversionary and terminal bonus additions to their policies. Long term yields from government securities declined in 2000 and are now at levels substantially below those prevailing in earlier decades. The prospect is of continuing low inflation, with lower overall returns, although equity markets continue to be volatile.

Reversionary bonuses for most policy classes have reduced slightly to reflect the lower prospective long-term investment returns. The balance of achieved investment performance is passed on through final bonuses paid on policies at the time of claim. The fall in stock markets during 2000 resulted in overall reductions in terminal bonus rates. However, the real rates of return over inflation on maturing policies range from 5.9% per annum for 10 years up to 7.6% per annum for 25 year terms and thus represent excellent value for money in return for regular disciplined saving.

Cash flow

During 2000, the FPLO main fund had a net cash inflow of some £2.0 billion, comprising £2.4 billion of premium income and £1.4 billion of investment income, offset by £1.4 billion of claims paid and £0.4 billion of expenses.

Operating expenses

Group acquisition and administrative expenses for 2000 were £368 million compared to £412 million for 1999. The fall of £44 million reflects more efficient processing of business and falls in commissions to independent financial advisers and tied agents.

The Group's acquisition ratio reduced again to a level one third lower than four years previously (1996) whilst the maintenance ratio is one sixth lower than in 1996. Cost controls and efficiencies remain a key focus for management. Annual savings from the integration of London & Manchester (before the sale of PFS and the transfer of the Industrial Branch business to RLA) reached £17 million and a further £3 million will be captured once the IT systems are fully converted, scheduled to be completed by the end of 2001. The Group continues to focus on profitable new business growth and efficiency improvements, making particular use of market leading technology.

Long term borrowings

The Group's long-term borrowings were £292 million (1999: £297 million) at the end of the year. The principal items are: a subordinated debt issue of £215 million, repayable at the Group's option from 2006 and carrying an interest cost of 9.125%; and a Eurobond issue of £50 million, repayable in 2004 and carrying an interest cost of 8.125%.

Eureko

The European alliance of financial service providers, Eureko, announced in July 2000 that two of its partners – Achmea of the Netherlands and BCP of Portugal – were merging their insurance businesses within the Eureko company, which would be seeking a public listing on European Stock Exchanges within two years. As a result of the restructuring, including the sale of some Eureko shares and Friends First to Eureko, Friends Provident realised a profit after tax of £160 million. The remaining investment in Eureko is valued at £224 million, representing 3.5 % of the enlarged group.

Provision for personal pensions

A small release was achieved to the profit and loss account whilst a further £50 million was paid for the year in relation to the misselling of personal pension contracts sold by the Office and its subsidiaries. As at 31 December 2000, the provision for further claims to be paid has reduced to £118 million (1999: £168 million).

Financial strength

The market continues to assess the financial strength of a life assurance company by focusing on certain key indicators readily available from the value of company assets and liabilities shown in the annual returns to The Financial Services Authority (FSA). In accordance with professional and regulatory guidance, the assumptions used in the determination of the actuarial liabilities continue to be prudent.

During 2000 there were negative returns from most of the main equity markets, long term interest rates reduced and the regulators introduced revised valuation regulations, particularly for Unitised With Profits business. The resulting financial measures for the Office at 31 December 2000 are:

- An excess of assets over liabilities of £3 billion (1999: £4 billion)
- A solvency ratio of 15% (1999: 29%)
- A free asset ratio of 10% (1999: 19%)

Demutualisation

On 4 May 2000, the Board of FPLO announced that a recommendation would be put to its members in the summer of 2001 to demutualise and seek a listing on the London Stock Exchange. The financial services market is very competitive and fast changing, with companies striving to grow their businesses and deliver increasing value to their customers. Friends Provident has been at the forefront of change and has grown significantly and profitably in recent years. As a shareholder owned company, Friends Provident would have greater corporate and financial flexibility to develop its customer service, products and investment capability. In particular, Friends Provident will have greater access to capital to develop its business and services.

Following this announcement, Friends Provident has received new financial strength ratings from the main credit rating agencies:

- Standard & Poors changed the credit watch implications on its insurer financial strength rating from A+ (Credit Watch developing) to A+ (Credit Watch positive);
- AKG Actuaries and Consultants increased its future financial performance from 3* to 4*; and
- AM Best increased its rating from B++q (Very Good) to A–q (Excellent).

This is a clear indication that the 4 May 2000 announcement is being viewed favourably.

Martin Jackson
Group Finance Director



1. **David Newbigging, OBE, DL, 67**

Chairman

Appointed an independent, Non-Executive Director in December 1993, Deputy Chairman in April 1996 and Chairman in April 1998. Chairman of the Investment Committee. Also Chairman of Thistle Hotels Plc and Faupel Trading Group Plc, Deputy Chairman of Benchmark Group PLC and a Director of Merrill Lynch & Co Inc, PACCAR Inc, and Ocean Energy Inc. Former Chairman of Equitas Holdings Limited, Rentokil Group PLC and Jardine, Matheson & Co., Limited.

2. **Keith Satchell, BSc, FIA, 49**

Group Chief Executive

Appointed an Executive Director in August 1992. Member of the Investment and Charitable Appeals Committees. Joined Friends Provident from UK Provident in 1986. Appointed a Divisional General Manager in 1987, Managing Director (Business Operations) in 1995 and Group Chief Executive in 1997. A Non-Executive Director of Friends Ivory & Sime plc. Also a Member of the Senior Board of Banco Comercial Portugûes SA and of the Board of Swiss Mobiliar Cooperative Company and European Alliance Partners Company BV.


13
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Directors and Biographies

3. **Martin Jackson, BSc, FCA, 52**
Group Finance Director
Appointed an Executive Director in October 1999. Member of the Investment Committee. Joined the Friends Provident Group in September 1998 following the acquisition of London & Manchester plc where he worked for ten years, latterly as Group Finance Director. He spent his early years with KPMG and subsequently worked abroad.

4. **Graham Aslet, MA, FIA, 52**
Director and Actuary
Appointed an Executive Director in June 1988, having been the Appointed Actuary since 1987. Member of the Investment Committee. Joined as a graduate actuarial trainee in 1969, becoming Assistant Actuary in 1974, Deputy Manager, Pensions in 1979 and a General Manager in 1987.

5. **Howard Carter, BA, MA, 49**
Director
Appointed an Executive Director in October 2000 on becoming Chief Executive of Friends Ivory & Sime plc. Member of the Investment Committee. Joined Prudential Bache in 1985 as Chief Economist and director of gilt edged market making. Chief Economist/Manager, Fixed Interest at Friends Provident (1988-1995) and Head of Investments (1996-1998). Appointed Chief Investment Officer of Friends Ivory & Sime plc in 1998.

6. **Ben Gunn, MA, FCII, 50**
Managing Director, Retail Operations
Appointed an Executive Director in July 2000. Joined the Friends Provident Group in September 1998 following the acquisition of London & Manchester Group plc where he was Managing Director of London & Manchester Assurance and a Group Executive Director. Joined London & Manchester in February 1996 from Hambro Countrywide where he was an Executive Director. Also a Director of Pension Advisers Support System Limited, Pass Loans Limited and Pass Review Limited.

7. **Christopher Jemmett, 64**
Director
Appointed an independent, Non-Executive Director in January 1997. Chairman of the Audit and Compliance Committee and Member of the Investment and Remuneration Committees. Deputy Chairman of Friends Ivory & Sime plc since May 1998, having been appointed an independent, Non-Executive Director in February 1998. Also a Member of the Council of The Crown Agents Foundation. Former Director (1988-1997) and former member of the Executive Committee of Unilever PLC and Unilever NV.



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8. **The Rt. Hon. John MacGregor, OBE, MP, 64**
Director
Appointed an independent, Non-Executive Director in October 1998. Member of the Nomination and the Audit and Compliance Committees. A Non-Executive Director of Uniq plc, Associated British Foods plc and Slough Estates plc and a Member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands. A Conservative Member of Parliament since 1974. He held five Cabinet posts from 1985 to 1994 including Chief Secretary to the Treasury. He is a Member of The Committee for Standards in Public Life, a Trustee of the Foundation for Business Responsibilities and the Chairman of the Trustees of the Parliamentary Contributory Pension Fund.

9. **Roger Morton, MA, CPFA, ASIP, 65**
Director
Appointed an independent, Non-Executive Director in May 1997. Member of the Audit and Compliance and the Charitable Appeals Committees. Trustee of the Joseph Rowntree Charitable Trust. Founder member and current Chair of the Committee of Reference, which independently determines the criteria for Friends Provident's Stewardship portfolios and has a monitoring role for their other ethical and environmental portfolios.

10. **Dr Wolfgang Peiner, Ms, Dipl.Kfm, Dr.rer.pol, 57**
Director
Appointed an independent, Non-Executive Director in May 1999. Chief Executive of Parion OHG, one of Germany's leading insurance groups, which is also a member of the Eureko Alliance. The first Chairman of European Alliance Partners Company BV, the new Alliance vehicle, following the restructuring of the Alliance in November 2000. Other directorships include Deutsche Lufthansa AG and Bankgesellschaft Berlin AG.

11. **Brian Sweetland, LLB, Solicitor, ACol, 56**
Director and Company Secretary
Appointed an Executive Director in 1995. Member of the Investment Committee. Joined the Group as a Solicitor in 1974. Appointed Company Secretary in 1983 and Director and Secretary in 1995. Responsible at Board level for the Group's Professional and Support Services. Also a Non-Executive Director of Friends Ivory & Sime plc and Benchmark Group PLC.

12. **Hon. Barbara Thomas, BA, JD, 54**
Deputy Chairman
Appointed an independent, Non-Executive Director in April 1994 and Deputy Chairman in April 1998. Chairman of the Nomination and Remuneration Committees and Deputy Chairman of the Investment Committee. Former Commissioner of the United States Securities and Exchange Commission. Executive Chairman of Net Investor PLC and Non-Executive Chairman of Axon Group plc as well as a number of other public and private companies.

13. **John Whitney, FRSA, Hon FRCM, 70**
Director
Appointed an independent, Non-Executive Director in October 1982. Chairman of the Charitable Appeals Committee and Member of the Nomination and Remuneration Committees. Chairman of Caspian Publishing Limited and RAJAR (Radio Joint Audience Research Limited). First Chairman (1984-2000) of the Committee of Reference which independently determines the criteria for Friends Provident's Stewardship portfolios and has a monitoring role for their other ethical and environmental portfolios. Former Director General of the Independent Broadcasting Authority (1982-1989).

The directors present their 168th annual report which together with the financial statements for the year ended 31 December 2000 will be laid before the Annual General Meeting on Wednesday 29 August 2001 at 11am. Friends' Provident Life Office (the "Office") is not a quoted public company so the provisions of paragraph 12.43A of the Listing Rules of the UK Listing Authority (the "Listing Rules") do not apply to it. The directors of the Office have, however, sought to follow the principles of good governance and code of best practice (the "Combined Code") annexed to the Listing Rules so far as they could be made applicable to a mutual life office. Accordingly, this report also seeks to enable members to evaluate how the principles set out in Section 1 of the Combined Code have been observed; states whether and the extent to which the Office has complied with such principles during 2000; and reports to members on the remuneration of directors.

Principal activities

The principal activities of the Office and its subsidiaries are the provision of retail financial services, principally long-term insurance business as defined in the Insurance Companies Act 1982, and asset management. Particulars of the main subsidiary and associated undertakings are given on page 67.

Statement of going concern

After making enquiries, the directors are satisfied that the Office and the Group have adequate resources to continue to operate as a going concern for the foreseeable future and have prepared the financial statements on that basis.

Results and business review

The Group's results for the year are shown in the Group profit and loss account on page 39.

New business of the Group was as follows:

	Regular Payments		Single Payments	
	2000 £m	1999 £m	2000 £m	1999 £m
Long-term insurance business	186	175	1,910	2,192
Unit trusts	6	5	268	120
Segregated funds	–	–	195	225
Estate agency (turnover)	–	–	25	23
	192	180	2,398	2,560

The salient features of the Group financial statements and other assets under management are as follows:

	2000 £m	1999 restated £m
Income and expenditure:		
Premium income, before reinsurance	3,191	3,412
Net investment return	199	4,327
Benefits paid to policyholders, before reinsurance	1,863	1,729
Group assets exclude goodwill, PVIF, deferred acquisition costs and reinsurer's share of technical provisions.	31,940	31,032
Unit trusts managed for third parties	1,587	1,588
Other funds managed for third parties	5,840	5,822
Total assets under management	39,367	38,442
Fund for future appropriations	3,196	5,298

The 1999 comparative figures have been restated to reflect the change in accounting for the adoption of Financial Reporting Standard 16 – "Current Taxation".

A review of the year and future developments are covered in the Chairman's Statement, Group Chief Executive's Business Review and Financial Review on pages 2 to 23. The Board seeks, through the annual report and the statement and reviews included in it, to present a balanced and understandable assessment of the Group's position and prospects.

The Board

The Board sets the Group's strategy, which it then implements through its consideration and approval of a Business Plan prepared by the Executive. The plan specifies key developments towards the strategic objectives which are to be achieved by the Executive within an agreed budget. At its monthly meetings, supplied with information which is both timely and appropriate, the Board deals with those matters specifically reserved for its decision, takes all material decisions affecting the Group, including acquisitions, sales, capital expenditure and financing and oversees and reviews the operation and achievements of the Group's activities. The executive directors also meet formally at least monthly to monitor and direct the operations of the Group.

The Board currently has thirteen members, consisting of the Chairman and Deputy Chairman and five non-executive directors, all seven of whom are independent, and six executive directors with significant insurance and financial services experience. Either directly, or through the operation of committees of directors constituted with appropriate written terms of reference and delegated authority, the Board brings an independent judgement on all issues of strategy, performance, resources (including key appointments) and standards of conduct.

Directors

The non-executive directors' experience covers a broad spectrum and, coupled with the focus and experience of the executive directors, the Board is able to lead and control the Group without any imbalance that may allow any individual or group of individuals to dominate its decision taking. Any director having a concern in this or any other regard may raise it with the Chairman or Deputy Chairman, the recognised senior independent director after the Chairman. All directors also have access to the advice and services of the Company Secretary who ensures that board process and leading corporate governance practice are followed. There is also an established procedure whereby individual directors, who consider it necessary in furtherance of their duties, may take independent, professional advice at Friends Provident's expense.

Details of Board members at the date of this report are set out on pages 24 and 25. Additionally Peter Jones and Tony Barnes held office until 30th September 2000 and 30th November 2000 respectively. Ben Gunn who was appointed as a Director from 1 July 2000 and Howard Carter who was appointed as a Director from 1 October 2000 will retire at the Annual General Meeting and, being eligible, will offer themselves for election. All directors must be elected at the annual general meeting following their appointment and thereafter must seek re-election at least every three years. Sufficient biographical details to enable members to take an informed decision about new or continuing directors are contained in the Chairman's Statement or elsewhere in this report. The directors retiring by rotation at the Annual General Meeting are John MacGregor, Roger Morton, Wolfgang Peiner and Keith Satchell who, being eligible, offer themselves for re-election. In addition, John Whitney, having attained the age of 70, retires in accordance with Rule 45 of the Friends' Provident Life Office Act 1975. A resolution proposing his re-election will be submitted to the Annual General Meeting. The only director who held shares beneficially in any subsidiary undertaking of the Group in the year is Howard Carter who holds 7,451 (1999: 3,508) ordinary shares in Friends Ivory & Sime plc all of which were acquired through the Friends Ivory & Sime Staff Share Ownership Scheme. At 31 December 2000 Howard Carter held 319,053 share options in Friends Ivory & Sime plc (1999: 242,473) all of which were acquired through the Friends Ivory & Sime plc Executive Share Ownership Scheme. No options were exercised during the year (1999: None). Martin Jackson holds beneficial interests in £49,826 (1999: £74,826) loan notes issued by FP Business Holdings Limited.

Note: If the members vote to demutualise the Office later this summer, the make up of the Board may change and the necessary notice required by the Rules of the Office will advertise these changes.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Office and the Group and of the result for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed with any material departures being disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Office and the Group will continue in business.

The directors confirm that they have complied with these requirements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Office and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Committees of the Board

All committees of the Board are chaired by and, save for the Investment Committee, have a majority of, or exclusively comprise, independent, non-executive directors. The non-executive directors agreed by the Board as a whole to be independent are Wolfgang Peiner and those directors whose names are marked with an asterisk below. The current composition of committees of directors, the first named being chairman, is:

Audit and Compliance	Christopher Jemmett,* John MacGregor* and Roger Morton,*
Charitable Appeals	John Whitney*, Roger Morton* and Keith Satchell;
Investment	David Newbigging,* Graham Aslet, Howard Carter, Martin Jackson, Christopher Jemmett,* Keith Satchell, Brian Sweetland and Hon. Barbara Thomas,*
Nomination	Hon. Barbara Thomas,* John MacGregor,* Keith Satchell, and John Whitney,*
Remuneration	Hon. Barbara Thomas,* Christopher Jemmett* and John Whitney.*

Nominations to the Board

The Nomination Committee makes recommendations to the Board on all new board appointments. There is a formal and transparent procedure to ensure that appointments are appropriate to the needs of the Group and the balance of the Board. New directors, following their appointment, are given a firm grounding in the regulation of the Group and the way in which it operates within the insurance, financial services, estate agency and asset management sectors to provide them with a thorough appreciation of the Group's business, its corporate values and the high standards of conduct expected by Friends Provident.

Reporting to Members

The Rules of the Office require notice of the Annual General Meeting to be placed in the national press. Since July 1998 the Board has confirmed that the notice period given will be 20 working days. There is no obligation in the Rules to send members an individual notice with or without a copy of the annual report. The Board has recognised that, in the interests of good customer relations, with over two million policies of members in force and each person effecting and maintaining a policy with the Office becoming a member, a balance must be achieved between accounting to people as investors and/or as owners. The focus on the administrative process for the proposed demutuatisation of the Office has delayed the determination of the venue of the Annual General Meeting. We have not this year, therefore, been able to follow the past practice of informing with-profit policy holders of the venue of the Annual General Meeting. Under the Rules of the Office the Annual Report is available to any member on written request to the Company Secretary.

At the Annual General Meeting the Chairman normally accepts all questions from members, whether on the Annual Report and its financial statements or otherwise, and is supported in answering these by the chairmen of board committees and the executive directors. This approach makes constructive use of an otherwise formal occasion by encouraging members' participation and promoting a mutual understanding of objectives.

Internal controls: Compliance position as at 31 December 2000

The Board is ultimately responsible for the Group's system of internal control and for reviewing its effectiveness. This system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Following publication of guidance for directors on internal control, "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull Guidance), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the group that has been in place for the year under review and up to the date of approval of the annual report and accounts and that this process is regularly reviewed by the Board and accords with the Turnbull Guidance.

The Board has reviewed the effectiveness of the system of internal control. In particular, it has reviewed and updated the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

Key elements of the Group's system of internal controls are as follows:

- Control environment

  The Group is committed to the highest standards of business conduct and seeks to maintain these standards across all of its operations. The Group has in place procedures for the reporting and resolution of suspected fraudulent activities.

  The Group has an organisational structure for planning, executing, controlling and monitoring business operations in order to achieve Group objectives. The structure is designed to provide clear responsibilities and control for key areas of the Group's business.

- **Risk identification**

Group management are responsible for the identification and evaluation of key risks applicable to their areas of the business. These risks are assessed at least quarterly and may be associated with a variety of internal or external sources including control breakdowns, disruption in information systems, competition, natural catastrophe and regulatory requirements. Group Risk report to the Board quarterly on the results of the review of key risks carried out by Group Management. Internal Audit report to the Audit and Compliance Committee half yearly on the effectiveness of the controls that exist to manage the key risks.

- **Information and communication**

Group management participate in an annual strategic review which considers overall business direction and financial implications. Individual business units prepare annual budgets and business plans to assist in the monitoring of results, assets, liabilities, investments and other measures of performance. Performance against plans is actively monitored and supported by regular forecasts. Forecasts and actual results are consolidated and presented to the Board on a regular basis.

Through these mechanisms, Group performance is continually monitored, risks identified in a timely manner, their financial implications assessed, control procedures re-evaluated and corrective actions agreed and implemented.

- **Control procedures**

The Group and its operating business units have implemented accounting policies, financial reporting processes and internal control procedures designed to safeguard policyholders' investments and the Group's assets. Measures taken include physical controls, segregation of duties and reviews by management.

A process of self assessment and hierarchical reporting has been established which provides for a documented and auditable trail of compliance with the above.

- **Monitoring and corrective action**

Group Risk monitor and report the outcome of the self assessment process to successive layers of management and ultimately to the Board.

The controls identified as part of the self assessment process are reviewed by Internal Audit for accuracy, completeness and effectiveness. Planned corrective actions are independently monitored for timely completion. These are reviewed by the Audit and Compliance Committee.

The Audit and Compliance Committee comprises independent non-executive directors. It is the principal medium through which the Board receives independent assurance in respect of the Group's financial reporting process and internal controls. The external auditors, the Group Chief Executive, the Finance Director, the Appointed Actuary and the heads of compliance, finance and internal audit and the group risk manager normally attend all committee meetings.

Statement of compliance with principles of the Combined Code

The directors consider that throughout the year ended 31 December 2000 the Office has been in compliance with the principles and underlying provisions contained or referred to in Section 1 of the Combined Code except as mentioned below:

- Provision B1.7 recommends notice periods to be set at no more than one year. Save as mentioned below, no director's service contract has a notice period in excess of one year or provision for predetermined compensation on termination which exceeds one year's salary and benefits. Martin Jackson, who was appointed as a director on 1 October 1999, was employed by London and Manchester Group plc ("LMG") on a rolling two-year contract which the Office agreed to honour if brought to an end by notice given by either party before 6 April 2000, on the ground that it was in the best interests of the Office to ensure the smooth integration of its acquisition of LMG. In June 1999, the Office entered into a new contract with Mr Jackson which is terminable by six months' notice on either side and in which the Office continues to honour Mr Jackson's entitlement to pension provision, redundancy and 24 months' salary continuation under his former LMG contract using for those calculations his pensionable remuneration at 30 September 1999 (£143,000), service to 6 April 2002 and 19.883 added years of pensionable service, all as granted by his former LMG contract; and
- Provision C2.4 requires notice of the Annual General Meeting and related papers to be sent to members at least 20 working days before the meeting. Reference should be made to the section of this report on page 28 entitled Reporting to Members. The Board considers the cost of departing from the Rules of the Office and meeting the specific requirement of this provision of the Combined Code too great.

Employees

The Group has amongst its employees a number who are disabled. It gives full and fair consideration to applications for employment from disabled persons. In the event of employees becoming disabled every effort is made to maintain them in employment with appropriate retraining being arranged if necessary. It is the Group's policy that disabled persons should as far as possible be given the same opportunities for training, career development and promotion as other employees.

Employee involvement and communications

The Group is committed to its policy of encouraging employee involvement at all levels. The primary methods of implementing this policy are:

- management briefing and discussion through the management chain;
- the issue of a full range of employee publications via the Office's intranet which inform staff of current progress;
- a Staff Forum which allows staff views on a variety of subjects to be discussed with general management;
- the establishment of effective working relationships with staff and line management representative bodies.

The primary aim of all these activities is to ensure staff know the objectives and activities of the Office and the Group so that they can contribute fully to their continued success.

Creditor payment policy

It is the Office's policy to adhere to the payment terms agreed with individual suppliers and to pay in accordance with its contractual and other legal obligations.

The ratio, expressed in days, between the amount owed to its trade creditors at 31 December 2000 and the amount invoiced to the Office by its suppliers during 2000 was twelve.

Post balance sheet event

In February 2001 London & Manchester Group plc, a subsidiary undertaking, entered into a conditional agreement for the sale of its managed funds subsidiary, Friends Ivory & Sime Managed Pension Funds Limited, to Friends Ivory & Sime plc.

- Also in February 2001 Friends Provident Investment Holdings Limited and FP Business Holdings Limited entered into a conditional agreement for the sale of Friends' Provident Unit Trust Managers Limited and Ivory & Sime Trustlink Limited to Friends Ivory & Sime plc.
- The transactions were approved at an Extraordinary General Meeting of the shareholders of Friends Ivory & Sime plc on 28 February 2001 and became unconditional on 2 March 2001 when the new shares issued as consideration were accepted for trading on the London Stock Exchange.
- The consideration for the acquisitions was approximately £128.9m, based on the middle market quotation of an Ordinary Share of 454p for 30 January 2001. The consideration payable for the acquisition comprised the issue to Friends Provident Investment Holdings Limited and London & Manchester Group plc, both subsidiaries of the Office, of an aggregate of 28,392,070 ordinary shares of Friends Ivory & Sime plc. Ivory & Sime Trustlink Limited was sold for nil consideration.
- An immaterial loss on sale arises in the consolidated accounts of the Group as a result of these transactions. No charge to taxation arises.

In March 2001 the High Court approved the transfer of the Office's entire Industrial Business assets and liabilities to Royal Liver Assurance Limited for nil consideration. The transaction had an effective date of 31 March 2001 and £479m of assets were transferred at that date, based on a provisional valuation of Industrial Business liabilities. The final valuation will be carried out in due course and any balancing payment made in cash.

Assets transferred were in excess of transferred liabilities by an amount of £16m representing Royal Liver's estimated liability to taxation on the unrealised gains on the assets transferred. This will result in a loss of approximately £16m to the Office. No charge to taxation arises to the Office or in the consolidated accoutns of the Group as a result of the transfer.

Declared bonuses – Friends' Provident Life Office

The directors have declared reversionary bonuses for 2000 in respect of with profits contracts of the Office. Those for the principal series are set out below together with the terminal bonus rates current from 1 February 2001.

Main Series Policies	Declared reversionary bonus rates		Terminal bonus rates
	Sum assured %	attaching bonuses %	% of attaching bonuses
Life Assurances	2.00	2.50	95.5 to 185
Deferred Annuities for the self-employed	2.50	3.00	65 to 80
Deferred Annuities under pension schemes:			
Group schemes	5.50	5.50	–
Individual policies	4.50	4.50	70
Life unitised series 1 & 4	5.00	unit value	max 100
Life unitised series 2, 3 & 6	5.00	unit value	max 115
Life unitised series 5	4.50	unit value	max 100
Pensions unitised series 1, 2 & 4	5.75	unit value	max 100
Pensions unitised series 7	5.30	unit value	max 60
New Generation Pensions	6.25	unit value	max 40

Interim reversionary bonus rates are equal to the last declared rates, although the directors reserve the right to review them and terminal bonus rates at any time. The terminal bonus rates above apply to maturing policies and in general lower rates apply to life assurance policies becoming claims by death.

UKP Series Policies	Declared reversionary bonus rates	Terminal bonus rates
	On sum assured attaching bonuses %	% of attaching bonuses
Life Assurances	2.25	max 170
Deferred Annuities for the self-employed	2.25	max 75
Deferred Annuities under pension schemes	2.25	max 75

Interim reversionary bonus rates are equal to the last declared rates, although the directors reserve the right to review them and terminal bonus rates at any time. The terminal bonus rates above apply to policies becoming claims by death or maturity.

FPLMA Policies

The directors have declared reversionary bonuses for 2000 in respect of with profits contracts. Those for the principal series are set out below together with the terminal bonus rates current from 1 February 2001.

	Declared reversionary bonus rates		Terminal bonus rates
	Sum assured %	attaching bonuses %	% of sum assured and attaching bonuses
Industrial Branch			
Old series	2.50	Nil	max 98.1
New series	3.25	Nil	max 98.1
Ordinary Branch			
Life Assurance Traditional	3.00	3.00	max 275.5
Life Assurance Unitised	4.75 unit value		max 47.5 unit value
Pension Policies Unitised	5.50 unit value		max 47.5 unit value

The interim rates are equal to the previous year's declared rates, although the directors reserve the right to review them and terminal bonus rates at any time.

Declared bonuses – FP Life Assurance Limited (formerly NM Life Assurance Limited)

The directors have declared reversionary bonuses for 2000 in respect of with profits contracts. Those for the Closed Fund are set out below together with the terminal bonus rates currently applicable.

	Declared reversionary bonus rates		Terminal bonus rates
	Sum assured %	attaching bonuses %	% of sum assured and attaching bonuses
Life Assurances - premium paying	2.25	2.75	max 105
- paid up	1.70	2.00	max 105
Pension Policies - premium paying	2.75	4.50	max 82.5
- paid up	2.00	3.40	max 82.5

Reversionary bonuses on with profits policies issued since March 1988 are at 80% of these rates. Interim reversionary bonus rates are equal to the last declared rates, although the directors reserve the right to review them and terminal bonus rates at any time. The terminal bonus rates above apply to policies becoming claims by death or maturity.

Introduction of the euro

A full time project team has been established to prepare and manage the implementation process for the Office should the United Kingdom adopt the European Single Currency. The costs for the whole programme are estimated to be up to £10m. Costs incurred to date are not material.

Charitable contributions

Contributions to charitable organisations paid by the Group amounted to £173,440. Of this sum £47,979 has been used to fund a Friends Provident Research Fellowship administered by the British Heart Foundation, £25,000 to fund a research project with the Cancer Research Campaign and £56,596 by matching donations made by staff. These matched donations comprised £21,596 to the Children's Promise Millennium Appeal and £35,000 to a group of ten charities in response to Give As You Earn.

In addition, the Office continued to support the Friends Provident Stewardship Joanna Lumley Research Fellowship at Green College, Oxford, a commitment of some £25,000 over a period of five years from 1996.

Political donations

We recognise that our policyholders will represent the full spectrum of political opinion and it is for this reason that we make no donations to any political party.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to be re-appointed.

On behalf of the Board

B.W. Sweetland
Director and Company Secretary
26 April 2001

Directors' Remuneration

Policy on executive directors' remuneration

The Office pays competitive salaries to its directors. The same remuneration philosophy applies to directors as to senior executives and all other employees: to ensure they are rewarded appropriately relative to other companies with which the Office competes in order to attract, retain and motivate executives who are expected to meet stringent performance criteria. There are also incentive arrangements which are performance related.

The Office's stance on executive directors' remuneration is to target the median level of base salaries of leading insurance and financial services companies. Individual salaries are then placed either side of the target level to reflect the personal contribution and experience of each executive director. A non-pensionable, performance-related incentive scheme known as the Friends Provident Executive Incentive Scheme (the "Scheme") operates alongside basic salary. The Scheme has annual and three-year elements, details of which are given on page 34 and page 35, and both elements of the Scheme have upper limits. Payments under the Scheme are also targeted at the median of the competitor companies' comparative data, thereby producing total remuneration levels that broadly match the defined market for comparable performance and ensuring that, even at the market median, performance-related elements form a significant proportion of the total remuneration package of executive directors, so aligning their interests with those of members and giving them the incentive to perform at the highest levels.

Remuneration Committee process

The Remuneration Committee is composed entirely of the independent, non-executive directors, named on page 28. Subject to the overriding authority of the Board and so far as possible, as the Office is not a quoted public company, in compliance with the principles and provisions set out in Part B of Section 1 of and Schedules A and B to the Combined Code, the Remuneration Committee recommends to the Board the approach to the determination of executive directors' remuneration and, on behalf of the Board and in consultation with the Chairman and/or the Group Chief Executive as appropriate, determines the specific remuneration packages for each of the executive directors, including pension rights and any compensation payments. The Committee is free to appoint, and is advised by, external professional advisers and is advised internally by the Company Secretary, who has independent access to the Committee's chairman.

Remuneration details

The amount of each element in the remuneration package for the period under review of each director is set out in the table below and the explanatory notes set out on page 34.

	Salary and fees £000	Benefits £000	Bonus (1999 cash) £000	Bonus (2000 accrued) £000	Bonus (other) £000	Pension contributions £000	Loss of office £000	Total 2000 £000	Total 1999 £000
Executive									
G.K. Aslet	140	13	53	16	–	–	–	222	202
A.R. Barnes (until 30 November 2000) [Note 10]	193	12	50	26	–	27	18	326	262
H.Carter (appointed 1 October 2000)	55	3	–	–	191	5	–	254	–
A.R.G. Gunn (appointed 1 July 2000)	90	7	–	18	–	–	–	115	–
D.M. Jackson	180	11	–	25	–	–	–	216	96
P.D. Jones (until 30 September 2000)	172	13	72	–	77	26	157	517	502
K. Satchell	320	15	76	65	–	–	–	476	460
B.W. Sweetland	180	11	46	29	–	–	–	266	236
Non-Executive									
C.M. Jemmett	63	–	–	–	–	–	–	63	55
Rt. Hon. J.R.R. MacGregor	31	–	–	–	–	–	–	31	28
R.F.H. Morton	43	–	–	–	–	–	–	43	45
D.K. Newbigging	110	–	–	–	–	–	–	110	100
Dr W. Peiner	26	–	–	–	–	–	–	26	17
Hon. B.S. Thomas	53	–	–	–	–	–	–	53	50
J.N.B. Whitney	34	–	–	–	–	–	–	34	42
Former directors (3)	–	–	–	–	–	–	–	–	328
Compensation for loss of office paid to T. A. Pyne	–	–	–	–	–	–	200	200	–

Explanatory notes

1. The amounts paid to executive directors relate to emoluments for their management activities as determined by the Remuneration Committee by reference to independent salary research and with advice from external consultants.
2. The amounts of bonus, by reference to the column headings in the table above, include:
   - Bonus (1999 cash): payments, as explained on pages 34 to 35, under the three year element of the Friends Provident Executive Incentive Scheme (the "Scheme") made in 2000 by reference to growth in the value of the business over the period 1997-1999 which had not been determined by the time the Group's 1999 Report and Accounts were finalised;
   - Bonus (2000 accrued): payments determined and paid under the annual element of the Scheme in 2001 by reference to results in 2000;
   - Bonus (other): Peter Jones' and Howard Carter's bonuses both include an annual bonus under the annual bonus scheme operated by Friends Ivory & Sime plc ("the FIS Scheme") and instalments under the long-term bonus scheme of FP Fund Managers Limited, as explained on pages 34 and 35.
3. No director's service contract has a notice period in excess of one year, nor, save for Martin Jackson whose entitlement is set out in the Directors' Report under the heading 'Statement of compliance with principles of the Combined Code' on page 29, provisions for pre-determined compensation on termination which exceed one year's salary and benefits in kind. In 2001 each director will execute as a deed a service contract to replace his current contract of employment made up of exchanges of letters.
4. Non-executive directors have neither contracts of service nor are eligible to join the Group's staff pension scheme. No non-executive director is entitled to compensation on leaving the Board, save that if requested to resign a director is entitled to three months' prior notice or fees in lieu. The Chairman's entitlement is to six months' prior notice or fees in lieu.
5. The amounts paid to non-executive directors in 2000 included Board fees of £26,000 for service throughout 2000; the current annual rate is £27,000 and this will be reviewed with effect from 1 July 2001. The fees for services on committees of, or at the request of, the Board were paid separately in 2000, in the sums of £5,000, £4,000, £3,000 and £1,000 for Investment, Audit and Compliance, Remuneration and Nomination Committees respectively; the current annual rates are, respectively, £5,000, £5,000, £3,000 and £1,000. These annual rates will be reviewed with effect from 1 July 2001. The chairmen of these committees were entitled to an additional fee in 2000 of £1,500, £3,000, £1,000 and £500 respectively. The current annual rates of such fees are, respectively, £1,500, £5,000, £1,000 and £500 and these annual rates will be reviewed with effect from 1 July 2001. The present Chairman and Deputy Chairman, who chair three of the four above committees, received fees in 2000 of £110,000 p.a. and £52,500 p.a. respectively and received no additional fees for serving on or chairing any committee of the Board. Currently, the Chairman and Deputy Chairman are, respectively, entitled to annual fees at the rate of £120,000 and £55,000 and these annual rates will be reviewed with effect from 1 July 2001.
6. Members of the Stewardship Committee of Reference are formally appointed by Friends Ivory & Sime plc. Two non-executive directors of the Office were members of that Committee during at least part of 2000 and received fees. Roger Morton, a member throughout 2000, Chairman of the Committee since 1 May 2000 and Chairman of the investment sub-committee until that date, received £12,605 in 2000 (1999: £16,740) and John Whitney, who chaired the Committee until he retired from that office on 30 April 2000, received £4,000 (1999: £12,000). These fees are included within salary and fees in the table above.
7. Christopher Jemmett's fees include £21,500 (1999: £17,500) payable to him as a non-executive director and Chairman of the Audit and Compliance Committee of Friends Ivory & Sime plc.
8. Of the £110,000 (1999: £100,000) paid in respect of Mr D. K. Newbigging's services, £25,000 plus VAT was paid in respect of the period to 31 March 2000 to a company, Kennedy Financial Services Limited, in which Mr Newbigging is ultimately beneficially interested. Thereafter, Mr Newbigging's fees were paid directly to him.
9. The fees of £52,500, (1999: £49,500) paid in respect Hon. B. S. Thomas's services are subject to VAT and payable to BT Consulting.
10. Tony Barnes resigned as a director of the Office on 30 November 2000 and ceased to work for the Group on 31 December 2000 as a result of ill health. Under the terms of his ill health early retirement, he will receive a monthly salary until 30 June 2001 at the annual rate of £210,000 mitigated by any earnings from any other sources to which he becomes entitled during the period. The sum of £17,500 was paid to him as salary for December 2000 and may be regarded as compensation for loss of office. The amount paid to him as salary between 1 January 2001 and 30 June 2001 (£105,000) will be treated as compensation for loss of office and will be disclosed in the financial statements for 2001.
11. Mr P. D. Jones received from Friends Ivory & Sime plc the sum of £157,000 representing the outstanding contractual obligations under his service contract for the period to 31 May 2001.

Bonus and incentive schemes

The Office cannot offer share options or SAYE options. The Office operated a statutory Profit Related Pay Scheme for all its salaried staff in the calendar year 1999, after which such schemes were withdrawn. All executive directors participated except Peter Jones and Howard Carter, who participated in the Profit Related Pay Scheme of Friends Ivory & Sime plc.

From 1 January 1997 participation in executive incentive arrangements under the Friends Provident Executive Incentive Scheme (the "Scheme") extended to all executive directors then holding such appointment except Peter Jones, who participated only in the three year element of the Scheme as mentioned below, and Howard Carter, who derives all his remuneration from Friends Ivory & Sime. Also, Keith Satchell and Brian Sweetland, while participating in both elements of the Scheme, from 1 January 1998 derive up to 30% and 15% respectively of their annual bonus by reference to the performance of Friends Ivory & Sime plc.

Within the Scheme are two types of performance-related scheme, an annual and a three-year scheme:

- the **annual scheme** is related to performance against an individual's key performance indicators and the profitability of sales, based on the expected future profit from new business written in the year.
- the **three-year scheme** is related to growth in the value of the business over a three-year period, where the value comprises the future profits expected from the in-force business.

The three-year schemes begin at the start of each calendar year, each operating over a three-year cycle, with results at the end of each cycle being compared against targets set at the outset. At the end of each three-year cycle an individual participant withdraws his or her entitlement in full, so that entitlement under the three-year schemes which started on 1 January 1997, 1998, 1999 and 2000 may be taken in mid-2000, mid-2001, mid-2002 and mid-2003 respectively. If that results in not more than half the targeted entitlement, a further calculation, over four years, will be made a year later when entitlement based on growth in value of the business over the four year period will be calculated and, if greater, paid. On retirement, entitlement under the three-year schemes crystallises on a proportionate basis. The amounts paid will be reported in the respective financial statements. The results under the three-year element of the Scheme that started on 1 January 1997 are included in the table on page 33 and referred to as Bonus (1999 cash) in explanatory note 2. The results under the three-year element of the Scheme that started on 1 January 1998 have yet to be calculated. Should the members of the Office later this year vote to demutualise the Office and transfer its assets and liabilities to a new company, each three-year scheme that started on or after 1 January 1999 will be varied to relate to the new environment. These variations will ensure that any attaching accrued and contingent liabilities under the Scheme are passed on appropriately to the new company to be paid out only if and when the Remuneration Committee is satisfied that the payments are justified as a genuine reflection of the underlying financial performance of the business. Any such payments determined by the Committee will be disclosed in the financial statements of the new company. Should the members of the Office vote to demutualise the Office in 2001, the performance criteria for the annual element of the Scheme will also be altered to have regard to the demutualisation and the key challenges facing the Group in 2001.

The Remuneration Committee continues to be advised by Tillinghast/Towers Perrin on the suitability of both elements of the Scheme, the measures and on the targets that were set and they will continue to monitor the data submitted to the committee to ensure the Scheme continues to reflect best practice in the market.

Peter Jones and Howard Carter participated in the annual bonus scheme operated by Friends Ivory & Sime plc (the "FIS Scheme") and Peter Jones participated in the three-year element of the Scheme (as defined above). Mr Jones had and Mr Carter has their contract of employment with Friends Ivory & Sime plc (FIS), a listed public company, whose annual report makes full disclosure of their remuneration in respect of their services to FIS in 2000. The Board of FIS determine the percentage of operating profits in a full year that can be set aside as a bonus pool for the purpose of the FIS Scheme and then reduce it by any other forms of bonus paid (such as profit-related pay), apply a judgmental weighting taking account of fund management performance and operational issues and then allocate a percentage of the pool for distribution to individual members of staff. In 2000, Howard Carter received £180,000 (1999: £216,000) and Peter Jones received £55,000 (1999: £200,000) from the bonus pool and this is included in the table on page 33 under the column headed Bonus (other). Under the terms of the FIS Scheme, up to £8,000 may be taken in the form of ordinary shares in Friends Ivory & Sime plc acquired through the FIS Staff Share Ownership Scheme in which both Peter Jones and Howard Carter participated. In 2000 Peter Jones acquired no shares (1999: 3,508) and Howard Carter 2,091 shares (1999: 3,508) in this way. Peter Jones did not participate in the Executive Share Option Scheme of Friends Ivory & Sime plc. Howard Carter does participate and full details of grants of options to him are detailed on page 27. Further information on options are included within the financial statements for 2000 of FIS.

Peter Jones (until 31 December 1996) and Howard Carter (until 31 December 1997) participated in a long-term bonus scheme in which all fund managers employed by FP Fund Managers Limited participated. This Scheme added each year one quarter of any bonus received under the annual bonus scheme for fund managers (Peter Jones: 1997 (based on 1996 results) £32,499 (1996: no accrual) and Howard Carter: 1997 £11,169 and 1998 (based on 1997 results) £12,096) to a three year deferred vesting fund. At the end of three years, i.e. starting from 31 December 1999, participants can withdraw one-third of their vested entitlement and a further third at the end of each of the next two years. Peter Jones ceased to participate in this scheme when he became a participant from 1 January 1997 with other executive directors of the Office in the three-year element of the Scheme. Following his retirement as a director of FIS on 30 September 2000, the balance of £21,666 has been paid to Mr Jones and this is included in the disclosure in the table on page 33 under the column headed Bonus (other) and referred to in explanatory note 2 on page 34. Howard Carter received the first instalment of £3,723 from 1997 under this bonus scheme in 2000 and will receive £7,755 in 2001, being the second instalment from 1997 and the first from 1998, both such sums being included in similar manner in the table on page 33.

Pension benefits

Until 1 December 2000 the Group operated two principal staff pension schemes: the Friends' Provident Life Office Retirement and Death Benefit Scheme (1974) (the "RDBS") and the London & Manchester Group Pension Scheme, to either of which the majority of the Group's employees belonged. Both schemes were defined benefit schemes.

On 1 December 2000 the London & Manchester Group Pension Scheme was merged into the FPLO Retirement and Death Benefit Scheme (1974), and this scheme was renamed the Friends Provident Pension Scheme ('FPPS').

Executive directors employed by the Office are eligible to join the FPPS, on the same basis as other employees. All executive directors are members of the FPPS, which is a non-contributory scheme. Contributions were made to the RDBS during the year ended 31 December 2000 amounting to 9.5% of salary, for those directors that were a member of that scheme, such contributions ceasing with effect from 1 July 2000.

No element of executive directors' remuneration other than basic salary is pensionable.

The scheme also provides a spouse's pension equal to two-thirds of the members pension upon death after retirement. On death in service the scheme provides a spouse's pension equal to two-thirds of the member's prospective pension plus a lump sum death in service benefit.

The information required to be disclosed by paragraph 12.43A(c)(ix) of the Listing Rules is set out in the table below:

Name of Director	Increase in accrued pension during the year after inflation £000	Transfer value of increase £000	Accumulated total accrued pension at 31 December 2000 £000
G.K. Aslet	2	67	75
A.R. Barnes (to 30 November 2000)	4	80	43
H. Carter	2	27	7
A.R.G. Gunn (from 1 July 2000)	2	35	24
D.M. Jackson	43	124	96
P.D. Jones (to 30 September 2000)	2	35	13
K. Satchell	15	309	151
B.W. Sweetland	18	344	103

The pension entitlement shown is that which would be payable annually from normal retirement date based on service to the end of the year.

The increase in accrued pension during the year excludes any increase for inflation.

The transfer value has been calculated in accordance with Actuarial Guidance Note GN11 (6 April 1997) issued by the Faculty and Institute of Actuaries. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the appropriate pension scheme.

Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table, nor are any benefits arising from any funded unapproved pension scheme.

Two current (Howard Carter and Ben Gunn) and two former directors (Tony Barnes and Peter Jones), are affected by the Inland Revenue earnings cap on approved pension benefits. A funded unapproved money purchase pension scheme, of which all except Mr Gunn are members, is funded by employer contributions at the rate of 25% (1999: 25%) of the excess of basic salary over the 1999/2000 and 2000/2001 earnings cap, of £90,600 and £91,800 respectively. The amount paid for 2000, £57,958 (1999: £44,561), is included with pension contributions in the table of directors' emoluments on page 33. Mr Gunn was awarded in 1996 an Unfunded Unapproved Retirement Benefit ('UURB') by his former employer, London & Manchester Group plc ('LMG'), which the Office on the acquisition of LMG in 1998, agreed to honour on the grounds that it was in the best interests of the Office to ensure the smooth integration of its acquisition of LMG. Under the terms of the UURB, Mr Gunn will receive on his retirement from the service of the Office at age 60 a pension which, when added to any pension he receives from the Friends Provident Pension Scheme on that date, equates to the pension he would have received if he were a member of that scheme not subject to the earnings cap.

On behalf of the Board

B.W. Sweetland
Director and Company Secretary
26 April 2001

Five Year Record

	1996 restated £m	1997 restated £m	1998 restated £m	1999 restated £m	2000 £m
New Business					
Life, annuity, pension & permanent health	592	807	1,084	2,367	2,096
Unit trusts	153	151	176	125	274
Segregated funds	520	225	267	225	195
Estate Agency (turnover)	–	–	5	23	25
Motor, homeowner & other	63	27	–	–	–
Total	1,328	1,210	1,532	2,740	2,590
Premium income (net)	1,424	1,589	1,937	3,404	3,201
Net investment return	1,479	2,537	3,323	4,327	199
Claims, net of reinsurance	1,171	1,596	1,543	1,704	1,863
Net operating expenses	197	224	283	514	383
Total assets	15,985	18,218	26,206	32,569	33,481
Assets under management	17,859	20,749	31,799	38,442	39,367

The impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 16 "Current Tax" is to reduce the 1996 to 1999 comparative figures for net investment return by £26m, £30m, £36m and £28m respectively.

Report of the Auditors

To the members of Friends' Provident Life Office

We have audited the financial statements on pages 39 to 67 which have been prepared in accordance with the accounting policies set out on pages 42 to 44.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described on page 27, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Office has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements.

We also, at the request of the directors (because the Office applies the Financial Services Authority Listing Rules as if it were a listed company), review whether the statement on page 29 reflects the Office's compliance with the seven provisions of the Combined Code specified by the Finacial Services Authority Listing Rules for review by auditors of listed companies, and we report if it does not. We are not required to consider whether the directors' statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Office and the Group as at 31 December 2000 and of the results of the Office and the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Southwark Towers, 32 London Bridge Street, London, SE1 9SY
26 April 2001

Profit and Loss Accounts
for the year ended 31 December 2000

Technical account – long-term business

	Notes	Group 2000 £m	Group 1999 Restated £m	Office 2000 £m	Office 1999 Restated £m
Earned premiums, net of reinsurance					
Gross premiums written	2 (A)	3,191	3,412	2,782	2,979
Outward reinsurance premiums	2 (E)	10	(8)	(417)	(458)
		3,201	3,404	2,365	2,521
Investment income	3	2,279	2,053	1,895	1,080
Exceptional profit on disposals	4	157	–	4	–
Income from participating interests	3	11	13	–	–
Unrealised gains on investments (net)	3	–	2,353	–	1,265
Other technical income, net of reinsurance	5	68	36	148	3
Total technical income		5,716	7,859	4,412	4,869
Claims incurred, net of reinsurance					
Claims paid					
gross amount		1,863	1,729	1,529	1,200
reinsurers' share		(8)	(24)	(109)	(147)
		1,855	1,705	1,420	1,053
Change in the provision for claims		8	(1)	8	(6)
		1,863	1,704	1,428	1,047
Change in other technical provisions, net of reinsurance	22				
Long-term business provision, net of reinsurance					
gross amount		3,117	1,508	3,021	1,537
reinsurers' share		(94)	(882)	(29)	(899)
		3,023	626	2,992	638
Other technical provisions, net of reinsurance					
Technical provisions for linked liabilities					
gross amount		43	2,244	247	1,074
reinsurers' share		–	1	(188)	(828)
		43	2,245	59	246
		3,066	2,871	3,051	884
Net operating expenses	7	383	514	355	428
Investment expenses and charges	3	69	92	67	72
Unrealised losses on investments	3	2,179	–	1,194	–
Other technical charges, net of reinsurance	6	62	27	2	1
Tax attributable to the long-term business	11	151	66	125	19
Minority interests		9	9	–	–
		2,853	708	1,743	520
Transfers (from)/to the fund for future appropriations	21	(2,066)	2,576	(1,810)	2,418
Total technical charges		5,716	7,859	4,412	4,869
Balance on the technical account – long-term business		–	–	–	–

All gains and losses recognised in the financial statements for the year are included in the profit and loss accounts. In the circumstances of the Office, which has no shareholders, all unappropriated profits are for the benefit of policyholders and are carried forward within the fund for future appropriations. Accordingly there is no balance on these profit and loss accounts.

All of the amounts above are in respect of continuing operations, with the exception of Industrial Business premiums. See note 2.
Investment income and Tax attributable to the long-term business have been restated. See note 3.

The notes on pages 42 to 67 are an integral part of these financial statements

Balance Sheet
as at 31 December 2000

	Notes	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Assets					
Intangible Assets					
Goodwill	12	252	285		–
Investments					
Land and buildings	13	1,440	1,374	1,266	1,146
Investments in group undertakings and participating interests	14	19	197	1,606	1,506
Other financial investments	15	20,237	19,202	17,942	15,812
		21,696	20,773	20,814	18,464
Present value of acquired in-force business	16	136	181	70	–
Assets held to cover linked liabilities	17	9,617	9,577	2,576	1,961
Reinsurers' share of technical provisions					
long-term business provision	22	1,046	952	1,168	934
claims outstanding		3	1	2	–
technical provisions for linked liabilities	22	–	–	2,777	2,000
		1,049	953	3,947	2,934
Debtors					
Debtors arising out of direct insurance operation					
policyholders		10	29	8	26
intermediaries		5	5	5	4
Debtors arising out of reinsurance operations		5	2	5	2
Other debtors	18	75	72	300	50
		95	108	318	82
Other assets					
Tangible assets	19	42	45	–	–
Cash at bank and in hand		249	320	46	115
		291	365	46	115
Prepayments and accrued income					
Accrued interest and rent		157	134	139	112
Deferred acquisition costs		104	119	95	95
Other prepayments and accrued income	18	84	74	28	22
		345	327	262	229
Total assets		33,481	32,569	28,033	23,785

The notes on pages 42 to 67 are an integral part of these financial statements

	Notes	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Liabilities					
Subordinated liabilities	20	215	215	215	215
Fund for future appropriations	21	3,196	5,298	3,146	4,340
Minority interests (equity interests)		30	21		–
Technical provisions					
Long-term business provision	22/23	19,513	16,383	18,535	14,316
Claims outstanding		74	64	67	38
		19,587	16,447	18,602	14,354
Technical provisions for linked liabilities	22	9,616	9,573	5,353	3,961
Provisions for other risks and charges	24	14	9	14	9
Creditors					
Creditors arising out of direct insurance operations		80	67	78	65
Debenture loans	26	77	82		–
Amounts owed to credit institutions	27	445	597	437	581
Other creditors including taxation and social security	28	164	173	164	228
		766	919	679	874
Accruals and deferred income		57	87	24	32
Total liabilities		33,481	32,569	28,033	23,785

The financial statements on pages 39 to 67 were approved by the Board on 26 April 2001 and signed on its behalf by:

D. K. Newbigging
Chairman

K. Satchell
Group Chief Executive

D. M. Jackson
Group Finance Director

The notes on pages 42 to 67 are an integral part of these financial statements

1 Accounting policies

(A) Basis of presentation

The Group financial statements have been prepared in accordance with Section 255A of, and Schedule 9A to, the Companies Act 1985 with the exception set out in note 1(D)(i) and with the Association of British Insurers' Statement of Recommended Practice on Accounting for Insurance Business ("ABI SORP") dated December 1998. The financial statements have also been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of investments, as set out in note 1(D).

The Group financial statements include the results and balance sheets of the Office and its subsidiary undertakings each of which has a 31 December year end. The results of subsidiary undertakings acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. On acquisition of a subsidiary undertaking, all of its assets and liabilities at the date of acquisition are recorded at their fair values reflecting their condition at that date. The results of the Office, its investment and property holding subsidiary undertakings and the technical accounts of the life assurance subsidiary undertakings are consolidated in the profit and loss account; the other results of subsidiary undertakings are included within the profit and loss account on a net basis as set out in note 5.

(B) Changes in accounting policy

The Group has adopted the requirements of Financial Reporting Standard 16 "Current Tax" in 2000. Dividends, interest or other income receivable includes any withholding tax but excludes other taxes, such as attributable credits. Previously attributable tax credits were included in investment income and included within the tax attributable to the long-term business. The financial impact of this change is reported within note 3.

(C) Goodwill

Goodwill arising on consolidation is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal of a subsidiary or associated undertaking will include any attributable unamortised goodwill. Any amortisation or impairment charge is recorded in the long-term business technical account within 'Other technical charges'.

Prior to 1998, purchased goodwill was eliminated against reserves as a matter of accounting policy. Amounts previously written off to reserves have not been reinstated as an asset but will be charged to the profit and loss account on disposal of the business to which they relate.

(D) Investments

Investments including those classified as assets held to cover linked liabilities are stated at their current values at the balance sheet date, calculated as follows:

(i) Land and buildings are valued each year on an open market basis, determined in rotation, approximately 90% by value, by independent qualified valuers, principally DTZ Debenham Tie Leung and Insignia Richard Ellis who are both Chartered Surveyors, and 10% by value, by Chartered Surveyors who are employees of the Group. Those properties which are occupied by the Group are valued on an existing use basis and with vacant possession.

In accordance with Statement of Standard Accounting Practice No. 19, no depreciation is provided in respect of freehold properties or amortisation in respect of leasehold properties with over 20 years to expire. This is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated. However, these properties are held solely for investment purposes and the directors consider that systematic annual depreciation would be inappropriate. Depreciation or amortisation is only one of the factors reflected in the annual valuations of properties, and the amounts which might otherwise have been shown cannot reasonably be separately identified or quantified. The accounting policy adopted is therefore necessary for the financial statements to give a true and fair view.

(ii) Investments in subsidiary undertakings are stated at current value in the Office's balance sheet.

(iii) Interests in associated undertakings and participating interests which are held as part of the Office's or Group's investment portfolios are accounted for as other financial investments. Other associated undertakings are accounted for in the Group accounts on the equity basis.

(iv) Unlisted investments, including those in participating interests, but excluding those accounted for in the Group accounts on the equity basis, for which a market exists are valued at the average price on the day at which they were last traded. Participations in investment pools are stated at the Group's share of the net assets of the investment pool. Other unlisted investments are valued by the directors on a prudent basis having regard to their likely realisable value.

(v) Listed and other quoted investments, including those in associated undertakings, are stated at middle market value with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(vi) Unit trusts are stated at published bid prices with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(vii) All other investments have been valued on a prudent basis having regard to their likely realisable value.

(viii) Derivatives and financial instruments are included at market value under the category of investment to which the contract relates. No adjustment is made to the classification of existing investments to reflect the effect of the future settlement of these transactions. Unrealised gains and losses on derivatives and financial instruments attributable to the long-term funds or held to cover linked liabilities are included in the long-term business technical accounts.

(E) Present value of acquired in-force business

On acquisition of a portfolio of long-term insurance contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected after tax cash-flows of the in-force business is capitalised in the balance sheet as an asset. That part of the Group's interest which will be recognised as profit over the lifetime of the in-force policies is amortised and the discount unwound on a systematic basis over the anticipated lives of the related contracts.

The carrying value of the asset is assessed annually using current assumptions in order to determine whether any impairment has arisen compared to the amortised acquired value based on assumptions made at the time of the acquisition.

Any amortisation or impairment charge is recorded in the long-term business technical account within "Other technical charges".

(F) Tangible assets

Tangible assets are depreciated on a straight line basis over their estimated useful lives as follows:

Motor vehicles	three to four years
Computer equipment	one to four years
Fixtures, fittings and office equipment	three to ten years
Leased assets	over the term of the lease

(G) Long-term business provision

The long-term business provision is calculated by adjusting the liability calculated using the statutory solvency basis, which principally uses the net premium valuation method modified to allow for the impact of acquisition costs incurred. Accordingly it includes explicit provision for vested bonuses, including those vesting following the current declaration. Implicit provision is made for future reversionary bonuses by means of a reduction in the valuation rate of interest. This statutory solvency valuation conforming to the Insurance Companies Regulations 1994 is modified by adding back deferred acquisition costs which have been deducted in the statutory valuation.

(H) Funds for future appropriations

The funds for future appropriations represent amounts which have yet to be allocated to participating policyholders. Any surplus or deficit which would otherwise arise on the profit and loss accounts are transferred to or from the funds.

(I) Premiums

Premium income in respect of single premium business and pensions business not subject to contractual regular premiums is accounted for on a cash basis. For all other classes of business premium income is accounted for in the year in which it falls due. Reinsurance premiums are accounted for when due for payment. Further details relating to the classification of new business premiums is included in note 2(C).

(J) Claims and surrenders

All claims and surrenders due or notified are charged against revenue. Claims payable include claims handling costs. Reinsurance recoveries are accounted for in the same period as the related claim.

(K) Leases

Assets held under finance leases are capitalised at the fair value of the asset at the inception of the lease with an equivalent liability shown under creditors. Finance charges are allocated to accounting periods over the life of each lease using the straight line method.

Payments in respect of operating leases are charged to the profit and loss account in the period to which they relate.

(L) Investment income and expenses

Investment income includes dividends, interest, rents and gains and losses on the realisation of investments and such income includes any withholding tax but excludes other taxes such as attributable credits. Income from fixed interest securities together with interest, rents and expenses are accounted for in the year in which they accrue. Dividends are included in the profit and loss accounts when the securities are listed as ex-dividend. Dividends receivable by the Office from its subsidiary undertakings are treated as investment income in the profit and loss account of the Office.

Realised gains and losses on investments are calculated as the difference between net sales proceeds and their original cost. Unrealised gains and losses for the year on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously valued, that valuation at the last balance sheet date.

(M) Deferred acquisition costs

The costs of acquiring new insurance contracts, which are incurred during a financial year but which relate to a subsequent financial year, are deferred to the extent that they are recoverable out of future revenue margins. Such costs are disclosed as an asset in the balance sheet and are determined by means of actuarial calculations.

The rate of amortisation of deferred acquisition costs is consistent with a prudent assessment of the expected pattern of receipt of future revenues over the period the relevant contracts are expected to remain in force.

(N) Deferred taxation

Deferred taxation is provided for using the liability method where the amount is reasonably expected to become payable in the foreseeable future.

Allowance is made in the technical provisions for linked liabilities for deferred taxation at appropriate rates in respect of the unrealised gains on investments.

(O) Foreign currencies

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling on the date on which the transaction occurs. All resulting exchange gains or losses are dealt with in the profit and loss account.

(P) Pensions

Pension costs for the Group's defined benefit schemes are charged to the profit and loss account so as to spread the expected cost of pensions over the average remaining service lives of scheme members.

(Q) Debenture loans

The other debenture loan is included in the balance sheet at its fair value at the date of acquisition of the London & Manchester Group and the resulting premium over the final redemption price is being amortised over the life of the loan.

(R) Long-term reassurance contracts

Long-term business is ceded to reassurers under contracts to transfer risk. Such contracts are accounted for in the balance sheets as "reinsurers' share of technical provisions".

2. Segmental premium analysis

The Group operates principally in two business segments: the transaction of long-term insurance business and asset management. The Office operates in one business segment – the transaction of long-term assurance business. The results and net assets of the asset management business are shown in note 5.

All gross premiums received were in respect of continuing operations except as detailed below and by way of direct insurance. The amounts shown for Group are gross premiums only, the difference between gross and net of reassurance not being material.

(A) Gross premiums written

The segmental analysis shown below is in respect of gross premiums written in the financial year and comprises the total gross premium amounts receivable in the year.

	Group		Office			
	Gross 2000 £m	Gross 1999 £m	Gross 2000 £m	Net 2000 £m	Gross 1999 £m	Net 1999 £m
Individual premiums	2,498	2,872	2,422	2,058	2,631	2,217
Premiums under group contracts	693	540	360	307	348	304
	3,191	3,412	2,782	2,365	2,979	2,521
Regular premiums	1,264	1,183	1,147	1,027	921	752
Single premiums	1,927	2,229	1,635	1,338	2,058	1,769
	3,191	3,412	2,782	2,365	2,979	2,521
Premiums from non-participating contracts	677	624	653	671	595	593
Premiums from participating contracts	1,297	1,912	1,289	1,282	1,824	1,814
Premiums from investment linked contracts	1,217	876	840	412	560	114
	3,191	3,412	2,782	2,365	2,979	2,521
Premiums from life business	1,341	1,854	1,323	1,327	1,725	1,568
Premiums from life annuity business	1	6	1	1	6	6
Premiums from pension business	1,554	1,397	1,410	990	1,205	906
Premiums from managed pension funds business	247	112	–	–	–	–
Premiums from permanent health business	48	43	48	47	43	41
	3,191	3,412	2,782	2,365	2,979	2,521

(B) Gross premiums written by destination

	Single		Regular	
	2000 £m	1999 £m	2000 £m	1999 £m
United Kingdom	1,732	1,994	1,217	1,146
Rest of Europe	195	235	47	37
	1,927	2,229	1,264	1,183

The source of all contracts is either the United Kingdom or the Channel Islands.

The reassurance balance of the Office for the year amounted to a debit to the technical account of £84m (1999: credit of £1,400m).

Included within gross premiums is an amount of £30m (1999 Group:£31m) relating to the discontinued Industrial Business.

2. Segmental premium analysis continued

(C) Gross new business premiums

In classifying new business premiums the following basis of recognition is adopted:

- new recurrent single premium contracts, excluding DSS rebates on certain pensions products, are included in regular new business premiums;
- increments under existing group pension schemes are classified as new business premiums;
- pensions vested into annuity contracts during the year are included in new pensions single premium business at the annuity purchase price.

Where regular premiums are received other than annually the regular new business premiums are included on an annualised basis.

	Group		Office			
	Gross 2000 £m	Gross 1999 £m	Gross 2000 £m	Net 2000 £m	Gross 1999 £m	Net 1999 £m
Individual premiums	1,593	2,073	1,567	1,332	2,042	1,736
Premiums under group contracts	503	294	227	90	167	127
	2,096	2,367	1,794	1,422	2,209	1,863
Regular premiums	186	175	173	80	158	100
Single premiums	1,910	2,192	1,621	1,342	2,051	1,763
	2,096	2,367	1,794	1,422	2,209	1,863
Premiums from non-participating contracts	589	519	577	568	514	512
Premiums from participating contracts	635	1,272	635	635	1,269	1,269
Premiums from investment linked contracts	872	576	582	219	426	82
	2,096	2,367	1,794	1,422	2,209	1,863
Premiums from life business	670	1,240	670	661	1,237	1,118
Premiums from life annuity business	1	6	1	1	6	6
Premiums from pension business	1,169	1,013	1,114	751	957	730
Premiums from managed pension funds business	247	99	–	–	–	–
Premiums from permanent health business	9	9	9	9	9	9
	2,096	2,367	1,794	1,422	2,209	1,863

(D) Group new business premiums by destination

	Single		Regular	
	2000 £m	1999 £m	2000 £m	1999 £m
United Kingdom	1,715	1,957	172	163
Rest of Europe	195	235	14	12
	1,910	2,192	186	175

(E) Outwards reinsurance premiums

The outward reinsurance premiums includes reinsurance rebates amounting to £28m (1999: £6m) for the Group and Office.

3. Investment return summary

	Group 2000 £m	Group 1999 restated £m	Office 2000 £m	Office 1999 restated £m
Investment income:				
Income from investments – Group undertakings			252	21
– land and buildings	112	107	84	72
– other	966	905	757	603
Gains on the realisation of investments (net)	1,201	1,041	802	384
	2,279	2,053	1,895	1,080
Exceptional items (note 4)	157	–	4	–
	2,436	2,053	1,899	1,080
Income from participating interests (share of results of associated undertakings)	11	13	–	–
Unrealised (losses)/gains on investments (net)	(2,179)	2,353	(1,194)	1,265
	(2,168)	2,366	(1,194)	1,265
Investment expenses and charges	(69)	(92)	(67)	(72)
Net investment return	199	4,327	638	2,273
Interest payable included within investment expenses:				
On bank loans, margin loans and overdrafts	32	30	31	27
On other loans	20	20	20	20
	52	50	51	47

The impact of the change in accounting policy arising from the adoption of Financial Reporting Standard 16 "Current Tax" on the above is to reduce comparative figures for investment income – other and taxation attributable to the long-term business (note 11) by £28m for the Group and £15m for the Office. The impact for the current year's figures is to reduce both investment income and taxation by £24m for the Group and £15m for the Office. This change in accounting policy has had no effect on the Group's or Office's net assets at either 31 December 1999 and 31 December 2000.

4. Exceptional profit on disposals

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Profit on disposal of associated undertakings	171	–	–	–
(Loss) / profit on disposal of Personal Financial Services operation	(14)	–	4	–
	157	–	4	–

During the year FP Business Holdings Limited (FPBH), a subsidiary undertaking of the Office, disposed of shares in Eureko Holdings B.V. for a consideration of £216m, generating a profit before tax for the Group of £120m. On 30 November 2000 FPBH sold its entire shareholding in Friends First Holdings Limited to Eureko Holdings B.V. for a consideration of £74m, generating a profit before tax for the Group of £51m.

The Group disposed of its Personal Financial Services operation, which administered the discontinued Industrial Business, during the year realising a £14m loss for the Group and a £4m profit for the Office. The loss for the Group is stated after the write-off of unamortised goodwill of £18m arising on the original acquisition (See also note 12). The Industrial Business assets and liabilities were transferred on 31 March 2001 as detailed in note 34.

5. Other technical income, net of reinsurance

Group

	Other technical income 2000 £m	1999 £m
Unit trust management		
(Turnover £855m (1999: £419m))	8	9
Asset management	27	23
Life assurance	11	18
Estate agency		
(Turnover £25m (1999: £23m))		1
Results of other subsidiary undertakings	–	(3)
Realisation of surplus (see note 16)	36	
	82	48
Less: taxation	14	12
	68	36

Included within other technical income are the results of subsidiary undertakings operating in other than life assurance, investment and property holding businesses and the shareholder profit or loss of life assurance subsidiary undertakings, excluding exceptional items.

Office

Other technical income of the Office comprises £112m (1999: £3m) relating to the surplus assets received under a Schedule 2C transfer (see note 30) and a related £36m surplus realised in accordance with the terms of the schedule 2C transfer (see note 16).

Asset management

The results and net assets of the asset management business are set out below:

	2000 £m	1999 £m
Turnover - from fellow group undertakings	46	38
- from external customers	29	23
Profit before tax	27	23
Net assets before minority interests	59	53
less minority interest	(22)	(19)
	37	34
Turnover comprises investment management fees from clients in:		
United Kingdom	67	53
Rest of Europe	6	6
North America	2	2
Group turnover	75	61
Investment management fees were earned by operations in:		
United Kingdom	72	59
North America	3	2
Group turnover	75	61

6. Other technical charges, net of reinsurance

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Amortisation of goodwill (note 12)	15	15	–	–
Amortisation of acquired present value of in-force contracts (note 16)	9	10	–	–
Write down of PVIF (note 16)	36	–	–	–
Repayment of inter-group indemnity	–	–	(3)	(1)
Other charges	2	2	2	2
	62	27	2	1

7. Net operating expenses

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Acquisition costs:				
New business commissions	118	143	116	139
Other	130	131	129	124
	248	274	245	263
Administrative expenses	120	138	97	74
	368	412	342	337
Change in deferred acquisition costs	15	102	13	91
	383	514	355	428

Net operating expenses include total commissions for direct insurance, excluding payments to employees, amounting to £137m (1999: £159m) for the Group and £134m (1999: £151m) for the Office.

Total administrative expenses, including amounts charged within other technical income relating to non life assurance subsidiary undertakings, include:

		Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Auditors' remuneration	– audit services	0.3	0.5	0.2	0.2
Depreciation of tangible assets	– owned assets	16.0	14.1	–	3.7
	– held under finance lease contracts	2.9	3.0	–	1.5
Finance lease charges		0.6	1.0	–	0.6
Operating lease rentals	– land and buildings	9.6	9.4	–	2.4
	– equipment	2.3	2.3	–	0.9

Fees paid to the Group auditors for non-audit services including work on the proposed demutualisation and flotation were £1.7m (1999: £0.2m) of which £1.7m (1999: £0.1m) was in respect of the Office.

On 30 June 1999 responsibility for the provision of management services previously provided by the Office was transferred to a subsidiary undertaking, Friends Provident Management Services Limited ("FPMS").

FPMS recharged, by way of service charge, £218m for the year ended 31 December 2000 (1999: £94m; six months) to the Office in respect of expenses incurred.

8. Staff costs

Staff costs including those of executive directors were as follows:

	Group		Office	
	2000 £m	1999 £m	2000 £m	1999 £m
Wages and salaries	167	162	–	35
Social security costs	15	14	–	3
Other pension costs	7	4	–	2
	189	180	–	40

The average monthly number of employees, including executive directors, during the year was as follows:

	Group		Office	
	2000 No.	1999 No.	2000 No.	1999 No.
Long-term insurance business	5,318	5,514	–	1,381
Estate Agency	972	840	–	–
Investment management	529	407	–	–
	6,819	6,761	–	1,381

The contracts of employment of all employees of the Office as at 30 June 1999 were transferred to Friends Provident Management Services Limited on that date. After that date Friends Provident Management Services Limited charges the Office with a service fee to cover all expenses incurred by it on behalf of the Office, including the cost of staff working on behalf of the Office. The service fee does not separately identify the staff related costs.

9. Emoluments of directors

The emoluments of directors in respect of their services to the Group were:

	2000 £000	1999 £000
Executive Directors		
Management salaries and benefits in kind	1,415	1,314
Results – related payments	414	667
Amounts receivable under long-term incentive schemes	330	36
Pension contributions to money purchase schemes	58	45
Compensation for loss of office paid to former directors	375	–
Non-Executive Directors		
Main board fees	306	307
Other emoluments	67	80
	2,965	2,449

At 31 December 2000, six directors (1999: five) were members of the Office's principal defined benefit scheme for staff ('the pension scheme') and during the year three of these directors (1999: two) were also members of an unapproved funded money purchase scheme. Martin Jackson was a member of the staff pension defined benefit scheme operated by London & Manchester Group plc, which was merged into the pension scheme on 1 December 2000.

The total of salaries, benefits in kind, results-related payments and amounts receivable under long-term incentive schemes payable to executive directors includes £476,733 (1999: £470,228) in respect of the highest paid director, of which £75,697 (1999: £10,833) relates to long-term incentive schemes. Pension contributions to money purchase schemes include £Nil (1999: £32,538) for the highest paid director. The highest paid director is a member of a defined benefit pension scheme, under which the accrued pension to which he would be entitled from normal retirement date if he were to retire at the year end was £150,667 (1999: £11,325).

Non-executive directors' remuneration includes an amount of £25,000 (1999: £100,000) which is subject to VAT and payable to a company, Kennedy Financial Services Limited, in which one director, D.K. Newbigging, is ultimately beneficially interested and £52,500 (1999: £49,500) which is subject to VAT and payable to BT Consulting in relation to the services of Hon. B.S. Thomas as a director. VAT is included in the table above.

10. Pension schemes

Until 1 December 2000 the Group operated two principal schemes, the Friends' Provident Life Office Retirement and Death Benefit Scheme (1974) (the "RDBS") and the London & Manchester Group Pension Scheme, to either of which the majority of the Group's employees belonged. Both schemes were defined benefit schemes with their assets administered by Friends Ivory & Sime plc, a subsidiary undertaking.

On 1 December 2000, the London & Manchester Group Pension Scheme was merged into the RDBS, and this scheme was renamed the Friends Provident Pension Scheme. The merger resulted in a £10m cost for past service enhancements, which has been treated as a variation from regular cost and amortised accordingly. No valuation is currently available for the combined Friends Provident Pension Scheme. Details of the latest valuation of the two former schemes, prior to their merger, are given below.

	RDBS	London & Manchester Group Pension Scheme
Date of last valuation	31 December 1999	31 March 1999
Method of valuation	Projected Unit	Projected Unit
Scheme actuary	Towers Perrin	Actuary – employee of the Group
Market value of assets at last valuation date	£592m	£304m
Level of funding	135%	144%
Main assumptions		
Rate of price inflation	5 % p.a.	4% p.a.
Rate of investment return	8% p.a.	8% p.a.
Rate of earnings increase	6% p.a.	6% p.a.
Rate of dividend increase	5% p.a.	4% p.a.
Rate of pension increase	5% p.a.	4% p.a.

The total pension cost for the Group was £6.8m (1999: £4m) and for the Office was £Nil (1999: £2m).

11. Taxation

United Kingdom and overseas taxation has been charged in the profit and loss accounts on assessable profits and income for the year on the bases and rates appropriate to the various classes of business.

	Group 2000 £m	Group 1999 restated £m	Office 2000 £m	Office 1999 restated £m
United Kingdom corporation tax	179	61	154	17
Adjustment in respect of prior years	(34)	–	(31)	–
Double taxation relief	(2)	(2)	(2)	(1)
	143	59	121	16
Tax relating to associated undertakings	1	1	–	–
	144	60	121	16
Overseas taxation	7	6	4	3
	151	66	125	19

The comparatives for 1999 have been restated. See note 3.

12. Goodwill

	Group £m
Cost	
At 1 January 2000	304
Disposal (note 4)	(21)
At 31 December 2000	283
Amortisation	
At 1 January 2000	19
Amortisation for the year	15
Disposal	(3)
At 31 December 2000	31
Net book value	
At 31 December 2000	252
At 31 December 1999	285

The goodwill arises on the acquisition of London & Manchester Group plc and is being amortised on a straight line basis over 20 years, which is the period over which the directors estimate that the value of the business acquired is expected to exceed the value of the underlying assets.

Cumulative goodwill written off direct to the fund for future appropriations arising from acquisitions prior to 1998 amounts to £76m (1999: £76m).

13. Investments – land and buildings

(A) Group

	Freehold occupied by the Group £m	Other freehold £m	Leasehold occupied by the Group £m	Other leasehold (Long lease) £m	Total £m
Current value					
At 1 January 2000	43	1,197	2	132	1,374
Additions	–	47	3	–	50
Disposals	–	(39)	–	(2)	(41)
Revaluations	3	53	–	1	57
At 31 December 2000	46	1,258	5	131	1,440
Cost					
At 31 December 2000	69	1,062	8	90	1,229
At 31 December 1999	69	1,053	5	92	1,219

(B) Office

	Freehold occupied by the Group £m	Other freehold £m	Leasehold occupied by the Group £m	Other leasehold (Long lease) £m	Total £m
Current value					
At 1 January 2000	27	1,015	2	102	1,146
Schedule 2c Transfer (note 30)	5	47	–	4	56
Additions	–	47	–	–	47
Disposals	–	(26)	–	(2)	(28)
Revaluations	3	43	–	(1)	45
At 31 December 2000	35	1,126	2	103	1,266
Cost					
At 31 December 2000	56	967	4	67	1,094
At 31 December 1999	47	904	4	65	1,020

14. Investments in group undertakings and participating interests

Group principal subsidiary and associated undertakings are set out on page 67.

(A) Group

	Interest in associated undertakings	
	2000 £m	1999 £m
Current value		
At 1 January	197	135
Additions	93	74
Disposals	(119)	–
Transfer to other financial investments	(162)	–
Revaluations	10	(12)
At 31 December	19	197
Cost		
At 31 December	19	193

Interests in associated undertakings comprises the Group's interest in European Alliance Partners Company B.V.. Disposals relate to the sale of shares in Eureko Holdings B.V. and Friends First Holdings Limited. After the disposal of the shares in Eureko Holdings B.V., the group still held a 3.5% stake in that company. This holding has been transferred to other financial investments as the directors consider that the Group no longer exercises significant influence over Eureko Holdings B.V.

The Group holds at least 20% of the nominal value of the equity shares of eight (1999: thirty four) other associated undertakings, which are included within other financial investments. In the Group balance sheet the combined value of these holdings amounts to 0.4% (1999: 0.4%) of total assets. No additional disclosures are made regarding these associate undertakings due to their immateriality relative to the Group.

(B) Office

	Shares in Group undertakings		Loans to Group undertakings		Total	
	2000 £m	1999 £m	2000 £m	1999 £m	2000 £m	1999 £m
Current value						
At 1 January	1,188	1,009	318	307	1,506	1,316
Additions	42	75	30	11	72	86
Disposals	–	–	(6)	–	(6)	–
Reclassification to PVIF arising on Sch.2C transfer	(73)	–	–	–	(73)	–
Revaluations	106	104	1	–	107	104
At 31 December	1,263	1,188	343	318	1,606	1,506
Cost						
At 1 January	1,340	1,265	318	307	1,658	1,572
At 31 December	1,381	1,340	341	318	1,722	1,658

15. Other financial investments

	Current value 2000 £m	Current value 1999 £m	Cost 2000 £m	Cost 1999 £m
Group				
Shares and other variable yield securities and units in unit trusts	10,717	10,111	7,171	5,216
Debt securities and other fixed income securities	8,634	8,298	8,259	8,153
Participation in investment pools	80	92	66	83
Loans secured by mortgages	10	18	10	20
Loans secured by policies	37	37	37	37
Deposits with credit institutions	679	646	679	646
Other	80	–	66	–
	20,237	19,202	16,288	14,155
Office				
Shares and other variable yield securities and units in unit trusts	9,571	8,118	6,326	4,035
Debt securities and other fixed income securities	7,859	7,228	7,531	7,119
Participation in investment pools	80	92	66	83
Loans secured by policies	26	22	26	22
Deposits with credit institutions	332	352	332	352
Other	74	–	63	–
	17,942	15,812	14,344	11,611

Cost to the Office includes assets transferred from Friends Provident (London & Manchester) Assurance Limited which are included at their original cost to that Company.

Listed investments included within the current values shown above comprise:

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Shares and other variable yield securities	9,573	8,995	8,603	7,383
Debt securities and other fixed income securities	8,594	8,287	7,856	7,224
	18,167	17,282	16,459	14,607

Other investments comprise derivative contracts to hedge amounts in the long term business provision.

16. Present value of acquired in-force business (PVIF)

	Group £m	Office £m
Cost		
At 1 January 2000	194	–
Reclassification from shares in group undertakings	–	78
At 31 December 2000	194	78
Amortisation		
At 1 January 2000	13	–
Reclassification from shares in group undertakings	–	5
Write down of PVIF	36	–
Amortisation during year	9	3
At 31 December 2000	58	8
Net book value		
At 31 December 2000	136	70
At 31 December 1999	181	–

As part of the Schedule 2C transfer of Friends Provident (London & Manchester) Assurance Limited into the Office, the Office's policyholders realised a proportion of the surplus within that company's fund for future appropriations amounting to £36m. This amount has been transferred from the fund for future appropriations and included in other technical income in both the Office and the Group. This realised surplus formed part of the Group's PVIF relating to Friends Provident (London & Manchester) Assurance Limited, which has therefore been written down by an equivalent amount through other technical charges. As part of the Schedule 2C transfer an amount equivalent to the unamortised balance of the Friends Provident (London & Manchester) Assurance Limited related PVIF of £73m, has been reclassified from cost of investments in subsidiary undertakings to PVIF.

17. Assets held to cover linked liabilities

	Group		Office	
	2000 £m	1999 £m	2000 £m	1999 £m
Current value	9,617	9,577	2,576	1,961
Cost	7,389	6,204	1,831	1,226

The current value of Group assets held to cover linked liabilities includes £1,736m (1999: £1,742m) in respect of funds of Group pension funds falling within Class VII of Schedule I to the Insurance Companies Act 1982.

18. Other debtors and prepayments

(A) Other debtors

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Investment income receivable	31	28	28	22
Taxation recoverable	[illegible]	1	[illegible]	–
Investments sold for subsequent settlement	7	1	7	1
Amounts due from Group undertakings	–	–	260	18
Other debtors	37	42	5	9
	75	72	300	50

(B) Other prepayments and accrued income

Other prepayments and accrued income includes a pension prepayment in the Group balance sheet of £59m (1999:£61m) of which £26m (1999:£20m) is included in the Office balance sheet. These amounts will not be utilised within one year. Also included in the Group prepayments are listing costs of £10m (1999:£nil).

19. Tangible assets

Group

	Motor vehicle £m	Computer equipment £m	Fixtures, fittings and office equipment £m	Total £m
Cost				
At 1 January 2000	28	52	5	85
Additions	7	16	1	24
Disposals	(11)	(10)	–	(21)
At 31 December 2000	24	58	6	88
Depreciation				
At 1 January 2000	10	27	3	40
Provided in the year	5	13	1	19
Disposals	(6)	(7)	–	(13)
At 31 December 2000	9	33	4	46
Net book value				
At 31 December 2000	15	25	2	42
At 31 December 1999	18	25	2	45

The net book value includes an amount of £10m (1999: £13m) in respect of motor vehicles held under finance leases.

20. Subordinated liabilities

On 18 November 1996 FP Finance plc, a wholly owned subsidiary of the Office, issued £215m of 9.125% Undated Subordinated Guaranteed Bonds. Redemption is at the option of the company and is not generally allowable prior to 25 November 2006. The bonds are guaranteed on a subordinated basis by the Office after the claims of the Office's senior creditors including all policyholders. The proceeds of the issue were loaned to the Office on the same interest, repayment and subordination terms as those applicable to the Bonds.

21. Fund for future appropriations

	Group £m	Office £m
At 1 January 2000	5,298	4,340
Schedule 2C transfer (note 30)	–	652
Transfer to technical account (note 16)	(36)	(36)
Transfer to technical account in the year	(2,066)	(1,810)
At 31 December 2000	3,196	3,146

22. Policyholder liabilities

(A) Group

	Long-term business provision £m	Technical provision for linked liabilities £m
At 1 January 2000		
Gross	16,383	9,573
Reinsurance	(952)	–
Net	15,431	9,573
Movement in year		
Gross	3,117	43
Reinsurance	(94)	–
Net	3,023	43
Reclassification*		
Gross	13	–
Reinsurance	–	–
Net	13	–
At 31 December 2000		
Gross	19,513	9,616
Reinsurance	(1,046)	–
Net	18,467	9,616

* Following the schedule 2C transfer (note 30) certain provisions were reclassified as policyholder liabilities.

22. Policyholder liabilities continued

(B) Office

	Long-term business provision £m	Technical provision for linked liabilities £m
At 1 January 2000		
Gross	14,316	3,961
Reinsurance	(934)	(2,000)
Net	13,382	1,961
Movement in year		
Gross	3,021	247
Reinsurance	(29)	(188)
Net	2,992	59
Schedule 2C transfer		
Gross	1,185	1,145
Reinsurance	(205)	(589)
Net	980	556
Reclassification*		
Gross	13	–
Reinsurance	–	–
Net	13	–
At 31 December 2000		
Gross	18,535	5,353
Reinsurance	(1,168)	(2,777)
Net	17,367	2,576

At 31 December 2000, the total amount of assets representing the long-term business fund of the Office valued in accordance with the provisions of Schedule 1 to the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993 was £24bn (1999: £21bn).

The Office has in force a stop loss financial reassurance contract with a number of Triple A rated reassurers. The contract provides for a maximum drawdown amount of £1 billion with the Office having the option to alter the drawdown amount at any time in the first five years, subject to certain conditions being satisfied. Thereafter the amount increases in line with valuation interest rates and payments made to the reassurers and may be reduced by other factors arising from the experience of the Office. At 31 December 2000 £600m (1999:£600m) had been drawn down.

The reassurers receive payments in return for which they are liable for the adjusted drawdown amount to be paid in the event of the Office having failed to generate sufficient surpluses to meet its final life claim payments.

Included within the reinsurers' share of long-term business provision of £1,168m is an amount of £958m. This represents the estimated amount recoverable in the event of a full claim under the stop loss contract consistent with the calculation of the long-term business provision of £18,535m.

In the event of demutualisation, the reassurers have the right to terminate the contract.

*Following the Schedule 2C transfer (note 30) certain provisions were reclassified as policyholder liabilities.

23. Long-term business provision

The long-term business provision of the Office has been calculated as set out in note 1(G).

The principal assumptions underlying the calculation are set out below. Prior year valuation interest rates are shown in brackets.

	Valuation interest rates	
	Participating %	Non participating %
Class of business		
Life Fund		
– Conventional	2.25 (3.00)	3.25 (4.00)
– Unitised	3.00 (4.00)	3.25 (4.00)
Pension business and annuity funds		
– Deferred annuities for the self-employed	2.75 (3.50)	4.00 (4.75)
– Deferred annuity under pension schemes		
Main series	3.75 (3.00)	4.00 (4.75)
UKP series	2.75 (3.50)	4.00 (4.75)
Unitised	3.75 (4.75)	4.00 (4.75)
– Annuities in payment		4.25 (5.00)

Cashable deferred annuities are valued as the greater of the value of the cash option or the annuity valued at 4.00% p.a. in payment.

Regular premium PHI policies have been valued using a gross premium method with an interest rate of 4.00% p.a. Single premium contracts have been valued as 90% of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

The provision for linked contracts is equal to the bid value of units. A non-unit liability consisting mainly of a sterling reserve calculated by carrying out cashflow projections on appropriate bases is included within the long-term business provision.

Accumulating with profits business (Main series with profits deferred annuities and unitised with profits business) was valued in a similar way to linked business in 1999 but in 2000 includes an allowance for future bonus and surrender values and is not comparable. This change together with the use of new standard tables for pensioner and assured lives mortality, an alignment of FPLMA basis with the Office and changes to the basis of reserving for PHI and linked sterling reserves increased in aggregate the long term business provision by £205m.

Allowance for future mortality and sickness has been made using standard published tables with an additional allowance for AIDS.

The total cost of reversionary, interim and terminal bonuses attributable for the Office to the year ended 31 December 2000 was £764m (1999: £613m).

24. Provisions for other risks and charges

	Group and Office		
	Other	Vacant properties	Total
		£m	
At 1 January 2000	–	9	9
Charge in year	4	4	8
Utilised in year	–	(3)	(3)
At 31 December 2000	4	10	14

Other provisions include £2.5m for endowment review costs. In common with other insurance companies, reviews of endowment sales are continuing.

The Group holds leases for a number of vacant and sub-let properties previously occupied by the Group. Full provision has been made for the residual lease commitments and for other outgoings where significant, after taking account of existing and expected sub-tenant arrangements. The remaining terms of the leases are up to 16 years. Assumptions as to whether each leasehold property may be sub-let or assigned in the future have been made. The discount rate applied to expected future cash-flows is 6%.

25. Deferred taxation

Taxation on chargeable gains relating to the net unrealised appreciation of investments within linked funds, including that relating to the deemed disposal of unit trust units, is taken into account in the calculation of technical provisions for linked liabilities.

The potential liability of the Group and the Office for deferred tax on chargeable gains relating to the net unrealised appreciation of other investments at 31 December 2000 is approximately £378m (1999: £495m) for the Group and £278m (1999: £360m) for the Office, for which no provision has been made. There is no other unprovided deferred tax at 31 December 2000 (1999: Nil).

26. Debenture loans

	Group	
	2000 £m	1999 £m
Loan Notes	24	28
Other debenture loan	53	54
	77	82

The Loan Notes issued by FP Business Holdings Limited are fully paid and are guaranteed by Friends' Provident Life Office. The Loan Notes are repayable at par in the year 2006 and may be redeemed at the holders request on set dates in any year until 2006. The company may redeem the Loan Notes if 75% or more of the Loan Notes have been redeemed. The Loan Notes bear interest at a variable rate of 0.5% below LIBOR.

The other debenture loan comprises a loan of £50.0m carried at £52.9m (1999: £53.6m) being the amortised balance of the fair value of the loan at the date of acquisition of London and Manchester Group plc by the Friends' Provident Life Office Group. The debenture loan is repayable in November 2004 at par, with interest at 8.125%p.a. and is secured by a bank deposit of £54.4m which matures in November 2004. The market value of the debenture at 31 December 2000 amounted to £52.4m (1999: £51.3m).

27. Amounts owed to credit institutions

	Group		Office	
	2000 £m	1999 £m	2000 £m	1999 £m
Bank overdrafts	99	78	91	62
Bank loan	–	206	–	206
Margin loans repayable between one and two years	346	–	346	–
Margin loans repayable between two and five years	–	313	–	313
	445	597	437	581

The margin loans are in respect of assets held to back guaranteed retail products and bear interest at a variable rate linked to LIBOR. They may become repayable earlier depending on the movement of the asset price.

Total borrowings, including debenture loans and subordinated liabilities, are repayable as follows:

	Group		Office	
	2000 £m	1999 £m	2000 £m	1999 £m
Within one year or on demand	123	312	91	268
Between one and two years	346	–	346	–
Between two and five years	53	367	–	313
In five years or more	215	215	215	215
	737	894	652	796

28. Other creditors including taxation and social security

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Taxation	106	110	103	79
Investments purchased for subsequent settlement	5	4	3	–
Amounts owed to Group undertakings	–	–	45	137
Obligations under finance leases	5	6	–	–
Other creditors	48	53	13	12
	164	173	164	228

All creditors are repayable within a period of five years.

29. Capital commitments

(A) Capital expenditure for which provision has not been made in the financial statements is estimated as follows. All the capital commitments relate to property.

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
Contracted for	31.8	23.3	31.8	34.7

(B) At 31 December 2000, the Office and the Group had annual commitments under non–cancellable operating leases for which no provision has been made in the financial statements, as follows:

	Group Land and buildings £m	Group Other £m	Office Land and buildings £m	Office Other £m
Operating leases which expire				
within one year	0.9	2.1	–	–
in the second to fifth years inclusive	1.2	–	–	–
in over five years	6.5	–	1.6	–

(C) The obligations under finance leases fall due:

	Group 2000 £m	Group 1999 £m	Office 2000 £m	Office 1999 £m
within one year	0.3	0.5	–	–
in the second to fifth years inclusive	3.5	3.8	–	–
	3.8	4.3	–	–

Commitments under non-cancellable finance leases represent £5m (1999: £6m) of obligations under finance leases and £1.2m (1999: £1.8m) of prepaid finance charges.

30. Schedule 2C transfer: Friends Provident (London & Manchester) Assurance Limited

On 4 January 2000 the entire long-term business assets and liabilities of Friends Provident (London & Manchester) Assurance Limited, a subsidiary undertaking, were transferred to the Office for nil consideration. The assets and the liabilities transferred and the gain arising are set out below. The gain has been credited to other technical income of the Office. The net assets transferred formed part of the Office's investments in group undertakings which have been written down by an equivalent amount.

	Book value before transfer £m	Accounting policy alignment £m	Net assets transferred £m
Assets			
Investments	1,691	–	1,691
Assets held to cover linked liabilities	560	–	560
Reinsurers' share of technical provisions	794	–	794
Debtors	7	–	7
Other assets	98	–	98
Prepayments and accrued income	25	–	25
	3,175	–	3,175
Liabilities			
Fund for future appropriations	586	66	652
Technical provisions	1,203	–	1,203
Technical provisions for linked liabilities	1,104	41	1,145
Provisions for other risks and charges	101	(100)	1
Creditors	48	–	48
Accruals and deferred income	14	–	14
	3,056	7	3,063
Net assets transferred for nil consideration			112

The accounting policy alignment arises on the write back of provisions for deferred taxation on unrealised gains on non linked assets in line with the Office's policy for providing for deferred taxation only when the amount is reasonably expected to become payable in the foreseeable future.

31. Provision for pension transfers and opt-outs

In accordance with guidance issued by the Financial Services Authority and the Personal Investment Authority, the Office and certain insurance subsidiaries, FP Life Assurance Limited (FPLAL). Friends Provident Corporate Pensions Limited (FPCPL, formerly London and Manchester Corporate Pensions Limited) are reviewing the appropriateness of advice given to policyholders who effected personal pensions contracts after 1988.

Where policies were sold by the representatives of the Office and FPLAL the liability for redress and related administration costs has been included in the long-term business provisions.

Where policies were sold by the representatives of Friends Provident (London & Manchester) Assurance Limited and FPCPL, the estimated total liability for redress and related administration costs as at the date of the acquisition of the London and Manchester Group, was taken into account in the net assets acquired. The estimated total liability at that date amounted to £131.3m, of which £40.0m was paid. Any subsequent change to the liability is reflected in the long-term business provision of the Group.

Where policies were sold by representatives of FPLAL (formerly NM Life Assurance Limited) prior to the acquisition of the company by the Group in December 1993, any valid claims are considered by the directors to be covered by an indemnity from the vendor to the Office.

The projected redress and related administration costs are shown below:	£m	£m
Amounts paid by 31 December 2000		
Office	75.8	
Insurance subsidiaries	135.6	211.4
Provision for amounts to be paid		
Office	91.0	
Insurance subsidiaries	26.7	117.7
Projected total cost before amounts received or receivable from third parties		329.1
Amount recognised in London and Manchester Group at date of acquisition		(131.3)
Amounts received from third parties		(30.5)
Amounts receivable from third parties		(6.0)
Net cost to the Group recognised in the accounts (of which a release of £3m relates to 2000)		161.3

A counterclaim has been made by the vendor that provided the indemnity, claiming that certain amounts which have previously been paid to the Group did not fall under the terms of the indemnity. Based on legal advice received the directors do not believe that the counterclaim will have a material impact on the Group.

Amounts potentially recoverable include £42.5m (1999: £44.8m) which will not be recognised in the accounts until the related cost has been incurred and until claims made under the indemnity have been resolved.

The directors consider that these provisions do not impact upon the Group's ability to fulfil the reasonable expectations of policyholders.

In those cases where the sale was made by an independent financial advisor (IFA), no legal liability resides with the Group. However, the Investors Compensation Scheme (ICS) exists to fulfil such obligations if an IFA is unable to do so. The ICS is funded, inter alia, by levies on life offices and the Group may be required to pay such levies in the future.

32. Contingent liabilities

The Office has potential liabilities under the Policyholders Protection Act 1975 of £32m (1999: £34m) and the Office and the Group also have potential liabilities to the Investors Compensation Scheme as referred to in note 31. Under the Policyholders Protection Act 1975 the Office may be required to pay a levy in the event of the failure of another insurance company covered by the Act. There were no other contingent liabilities for the Group or the Office at 31 December 2000 (1999: Nil).

33. Related party transactions

In the ordinary course of business the Office and its subsidiary undertakings carry out transactions with related parties, as defined by FRS 8 (Financial Reporting Standard – Related Party Transactions). Material transactions for the year are set out below.

i) Key management, which includes their close family and undertakings controlled by them, had various transactions with the Group during the year. Key management consists of all directors and executive management of the Group.

In aggregate these were as set out below.

	Group 2000 £000	Group 1999 £000
Payments during the year by key management in respect of policies and investments issued or managed by the Group:		
Periodic payments	165	110
Single payments	811	138
Payments during the year by the Group to key management in respect of such policies and investments	35	47

All these transactions were completed on terms which were no better than those available to staff.

Sir David Kinloch's fees as Chairman of Friends Ivory & Sime plc are paid to Caledonia Investments plc.

Fees payable to B.W. Sweetland and K. Satchell for their services as non-executive directors of Friends Ivory & Sime plc are paid to Friends Provident Management Services Limited. During the period to 31 December 2000 £42,000 (1999: £36,000) was paid in respect of both directors.

Fees payable amounting to £22,000 (1999: £18,500) to B.W. Sweetland for his services as a director of Benchmark Group PLC are paid to Friends Provident Management Services Limited.

In addition there were other incidental transactions with key management, which are not considered material.

ii) Other transactions with Friends Ivory & Sime plc and its subsidiaries are as follows:

	Total invoice and accrued during the year 2000 £000	Total invoice and accrued during the year 1999 £000	Outstanding at 31 December 2000 £000	Outstanding at 31 December 1999 £000
Shared services agreement:				
Shared service invoices billed and accrued by the Office to Friends Ivory & Sime plc during the year	2,033	2,885	59	639
The amount outstanding at 31 December 2000 is included within other debtors				
Management fees:				
Management fees invoiced by subsidiaries of Friends Ivory & Sime plc to Friends' Provident Life Office and certain subsidiaries during the year	46,242	38,285	4,037	5,242
The amount outstanding at 31 December 2000 is included within Amounts owed to Group undertakings				
Other recharges:				
Other recharges from Friends Ivory & Sime plc during the year	1,027	1,940	129	1,441
The amount outstanding at 31 December 2000 is included within other creditors.	1,479	–	–	–
Other balances				
Due from Friends Ivory & Sime North America Inc.	–	–	132	121
The amount outstanding at 31 December 2000 is included within Amounts due from Group undertakings				
Interest receivable by London and Manchester Group plc on £17m subordinated loan stock of Friends Ivory & Sime plc	1,417	1,095	–	–

Shared services agreement

Friends Provident Management Services Limited, under a shared service agreement with Friends Ivory & Sime plc, has provided investment accounting, information technology and professional services in respect of segregated fund clients of the FP Asset Management Group. These services are charged for at an hourly rate equal to 125% of 150% of the relevant prevailing annual direct staff costs divided by 1,750.

Friends Provident Management Services Limited also provided services reasonably required by Friends Ivory & Sime plc at cost.

Friends Provident Management Services Limited made available to Friends Ivory & Sime plc the use of software either owned by it or licensed to it. Friends Ivory & Sime plc pay an agreed pro rata cost of the software and a system charge, together with a proportion of the initial costs of any new software.

Fees are paid monthly in arrears.

The Shared Services Agreement is terminable on six months' written notice by either party.

Management fees

Under various management agreements, subsidiaries of Friends Ivory & Sime plc manage the investment of funds on behalf of Friends' Provident Life Office and certain subsidiaries in return for fees calculated at commercial rates.

Other recharges

Rent, rates and service charges were payable by Friends Ivory & Sime plc for the lease of 15 Old Bailey, London and the Office paid Friends Ivory & Sime plc for the sub-lease of part of 15 Old Bailey, London. In December 2000, Friends Ivory & Sime plc paid £1m compensation for loss of rent to the Office for the early surrender of this lease.

Subordinated loan

A £17m subordinated loan issued by Friends Ivory & Sime plc was repaid in March 2001 to London & Manchester Group plc, a subsidiary of Friends' Provident Life Office, by the issue of 3,744,493 new ordinary shares in Friends Ivory & Sime plc, (see note 34). Interest was paid to London and Manchester Group plc on the loan.

Sale of subsidiary undertakings

In March 2001 Friends Ivory & Sime Managed Pension Funds Limited, Friends Provident Unit Trust Managers Limited and Ivory & Sime Trustlink Limited, which are subsidiaries of the Friends Provident Group were sold to Friends Ivory & Sime plc. Details of this transaction are shown in note 34.

iii) **Pension scheme**

The Friends Provident Pension Scheme had investments at 31 December 2000 of £305m in funds managed by Friends Ivory & Sime plc. The former funds had investments in aggregate of £360m at 31 December 1999 in funds managed by Friends Ivory & Sime plc (note 10).

iv) **Unit trusts**

Friends Provident Unit Trust Managers Limited ("FPUTM") acts as manager and registrar to the portfolio of FP unit trusts. During the year, £67.9m (1999: £54.3m) of management and registration fees were paid to FPUTM by the portfolio of FP unit trusts. The balance owing to FPUTM at 31 December 2000 in respect of outstanding management and registration fees is £5.6m (1999: £5.3m).

v) **Eureko restructure**

During the year FP Business Holdings Limited ("FPBH"), a subsidiary undertaking of the Office disposed of some of its shares in Eureko Holdings B.V. for a consideration of £216m, and sold its entire shareholding in Friends First Holdings Limited to Eureko Holdings B.V. for a consideration of £74m. Details of this transaction are shown in note 4.

34. Post balance sheet event

In February 2001 London & Manchester Group plc, a subsidiary undertaking, entered into a conditional agreement for the sale of its managed funds subsidiary, Friends Ivory & Sime Managed Pension Funds Limited, to Friends Ivory & Sime plc.

Also in February 2001 Friends Provident Investment Holdings Limited and FP Business Holdings Limited entered into a conditional agreement for the sale of Friends' Provident Unit Trust Managers Limited and Ivory & Sime Trustlink Limited, to Friends Ivory & Sime plc.

The transactions were approved at an Extraordinary General Meeting of the shareholders of Friends Ivory & Sime plc on 28 February 2001 and became unconditional on 2 March 2001 when the new shares issued as consideration were accepted for trading on the London Stock Exchange.

The consideration for the acquisitions was approximately £128.9m, based on the middle market quotation of an Ordinary Share of 454p for 30 January 2001. The consideration payable for the acquisition comprised the issue to Friends Provident Investment Holdings Limited and London & Manchester plc, both subsidiaries of the Office, of an aggregate of 28,392,070 ordinary shares of Friends Ivory & Sime plc. Ivory & Sime Trustlink Limited was sold for nil consideration.

An immaterial loss on sale arises in the consolidated accounts of the Group as a result of these transactions. No charge to taxation arises.

In March 2001 the High Court approved the transfer of the Office's entire Industrial Business assets and liabilities to Royal Liver Assurance Limited for nil consideration. The transaction had an effective date of 31 March 2001, and £479m of assets were transferred at that date, based on a provisional valuation of Industrial Business liabilities. The final valuation will be carried out in due course and any balancing payment made in cash.

Assets transferred were in excess of transferred liabilities by an amount of £16m representing Royal Liver's estimated liability to taxation on the unrealised gains on the assets transferred. This will result in a loss of approximately £16m to the Office. No charge to taxation arises to the Office or in the consolidated accounts of the Group as a result of the transfer.

Principal subsidiary and associated undertakings of the Office and the Group as at 31 December 2000 are shown below. Unless otherwise stated they are undertakings incorporated in Great Britain and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

	Percentage held	
Retail Operations		
FP Business Holdings Limited	100	
FP Group plc	100	
London and Manchester Group plc	100	*
Operating Companies:		
Life Assurance and Pensions:		
FP Life Assurance Limited	100	*
Friends Provident Corporate Pensions Limited	100	*
Friends Ivory & Sime Managed Pension Funds Limited (formerly London & Manchester (Managed Funds) Limited)	100	*
Unit Trust Management:		
Friends' Provident Unit Trust Managers Limited	100	*
Policyholder Services:		
Friends' Provident Services Limited	100	*
Pan European Insurance:		
European Alliance Partners Company B.V.	11.43	
Asset Management Group		
Friends Ivory & Sime plc		
Ordinary shares	63.32	*
Variable rate cumulative preference shares	100	*
Management services		
Friends Provident Management Services Limited	100	*
Finance company		
FP Finance PLC	100	
Residential Estate Agency		
Friends Provident Estate Agencies Limited	100	*
Friends Provident Estate Agency Financial Services Limited	100	*
Trustee company		
Box Hill Investments Limited	100	
Property companies		
Benchmark Group PLC (associated undertaking)	35	*
London Capital Holdings Limited		
Ordinary shares	100	*(34.6*)*
Deferred shares	100	*(15.7*)*

*Held by subsidiary

Friends' Provident Life Office

Established 1832

Incorporated by Act of Parliament in the United Kingdom with limited liability

Registered no. ZC115

Member of Personal Investment Authority and its Ombudsman service

Member of the Association of British Insurers

Executive Management

Keith Satchell, BSc, FIA
Group Chief Executive

Corporate Support Services

Brian Sweetland, LLB, Solicitor, ACoI
Director and Company Secretary

Jim Alabaster, CEng, MCIBSE
Head of Facilities Management

Michael Hampton, MA, FPMI
Director of Corporate Professional Services

Stephen Leckie, ACA
Head of Internal Audit

Graham Poyser, FCCA
Manager Group Risk

Dawn Reid, LLB, ACoI
Head of Compliance

Brian Wilkinson, ACIS
Head of Group Communications

Actuarial and Finance

Martin Jackson, BSc, FCA
Group Finance Director

Graham Aslet, MA, FIA
Director and Actuary

Mike Barnett, BSc, ARCS, FIA
Head of Pensions Review

Gary Beamer, BSc, FIA
Joint Head of Actuarial Services

Mike Chadwick, ACA, ATII
Head of Group Taxation

Conrad Donaldson, BSc, ARCS, FIA
Head of Finance

Ralph Frankland, MA, FIA
Joint Head of Actuarial Services

Stuart Hastings, BSc
Strategic Project Director

Michael Saunders
Chairman of Board of Management, Friends Provident Estate Agencies Limited

Retail Operations

Ben Gunn, MA, FCII
Managing Director, Retail Operations

David Bebo, BA, AII
Director of Marketing

Graham Harvey FCCA, MBA
Director, E-commerce

Andy Jackson, BSc, FIA
Director of Information Technology

Jamie McIver
Director of Business Operations

Adrian Nurse, BSc(Econ), FIA
Director of International Operations

Rocco Sepe, BSc, FIA
Director of IFA Operations

Jane Stevens, BSc, FIA
Director of Customer Services

Friends Ivory & Sime plc

Incorporated in Scotland with limited liability

Registered no. 73508

Listed on the London Stock Exchange

Member of IMRO

Offices in London, Dorking, Edinburgh, New York and Hong Kong

Management Committee

Howard Carter, BA, MA
Chief Executive

Peter Arthur, LLB, FCIS
Director and Managing Director, Friends Ivory & Sime Investment Trust Business Limited

Ken Back, BA, MA, MSc
Director and Chief Operating Officer

Barry Sanjana, BA, FCII
Chief Investment Officer

Gary Mairs, MA
Director, Institutional Business and Group Marketing

John Stubbs, AIIMR, ACIB
Director

Ian Paterson Brown, CA
Company Secretary & Compliance Officer

Principal Office
Pixham End,
Dorking, Surrey,
England RH4 1QA
Tel 0870 608 3678
Fax 01306 740150

Manchester Office
Express Building,
19 Great Ancoats Street,
Manchester,
England M60 4BT
Tel 0870 608 3678
Fax 0161 252 6460

London Office
15 Old Bailey, London,
England EC4M 7AP
Tel 0870 608 3678
Fax 020 7329 4402

Exeter Office
Winslade Park,
Exeter, Devon,
England EX5 1DS
Tel 0870 608 3678
Fax 01392 410076

Salisbury Office
United Kingdom House,
Castle Street,
Salisbury, Wiltshire,
England SP1 3SH
Tel 0870 608 3678
Fax 01722 411668

Branches

Friends Provident has a network of Area and Branch offices, Business Centres and Estate Agency offices throughout the United Kingdom.

Web site

www.friendsprovident.com

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